Exhibit 99.75

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2026

Torex Resources Inc. | TSX: TXR

This Management’s Discussion and Analysis of the financial condition and results of operations (“MD&A”) for Torex Resources Inc. (“Torex” or the “Company”) was prepared as at November 3, 2026 and should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and related notes for the three and nine months ended September 30, 2026. It should also be read in conjunction with the Company’s audited consolidated financial statements and annual MD&A for the year ended December 31, 2025. This MD&A contains forward-looking statements that are subject to risks and uncertainties as discussed under “Cautionary Notes”. This MD&A also includes the disclosure of certain non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” which identifies the non-GAAP financial measures discussed in this MD&A for further information, including a reconciliation to the comparable measures in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures included herein are United States dollars (“U.S. dollar”) unless otherwise stated.

Highlights

•

Safety performance: The Company recorded no lost-time injuries for the sixth consecutive quarter and marked 21 million hours lost-time injury free at the end of September. In October, post quarter end, one lost time injury occurred when an employee suffered a hand injury underground at Media Luna.

•

Production: Production of 131,900 gold equivalent ounces (“oz AuEq[1]”) (YTD – 329,071 oz AuEq1), including 98,685 oz of gold (YTD – 241,610 oz of gold), 614.3 koz of silver (YTD – 1,677.4 koz of silver), and 16.3 mlb of copper (YTD – 45.1 mlb of copper). Mining rates remained strong during the third quarter, averaging 8,244 tpd at Media Luna and 3,055 tpd at ELG Underground. During the quarter, throughput at the processing plant exceeded design levels, averaging 10,798 tpd. The increase in production compared to the preceding quarter reflects higher processed grades as well as an improved gold recovery of 88.2% (85.4% for the second quarter of 2026). Production is tracking to the midpoint of annual gold equivalent guidance of 420,000 to 470,000 oz AuEq[1].

•

Sales: Gold equivalent ounces sold of 127,395 oz AuEq[1] (YTD – 328,968 oz AuEq1) at a quarterly average realized gold price[2] of $4,324 per oz AuEq[1] (YTD – $4,533 per oz AuEq1), contributing to revenue of $555.0 million (YTD – $1,501.2 million). Revenue for the quarter includes a net gain of $8.0 million (YTD – net loss of $23.0 million) for price adjustments on provisionally priced concentrate sales (third quarter net gain includes a realized loss of $3.2 million on final sales settlements during the third quarter and an unrealized gain of $11.2 million on provisional sales pending final settlement).

•

All-in sustaining costs[2]: Quarterly all-in sustaining costs of $1,803 per oz AuEq sold[1] (YTD – $2,025 per oz AuEq sold1) and all-in sustaining costs margin[2] of $2,521 per oz AuEq sold[1] (YTD – $2,508 per oz AuEq sold1), implying an all-in sustaining costs margin[2] of 58% (YTD – 55%). Cost of sales was $245.0 million or $1,923 per oz AuEq sold[1] in the quarter (YTD – $700.2 million or $2,128 per oz AuEq sold1). Torex is on track to achieve full year all-in sustaining costs guidance of $2,000 to $2,100 per oz AuEq[1].

•

Strong profitability and adjusted EBITDA[2]: Reported quarterly net income of $155.2 million (YTD – $476.5 million), or $1.68 per share (basic) (YTD – $5.08) and adjusted net earnings[2] of $180.1 million (YTD – $464.7 million), or $1.95 per share (basic) (YTD – $4.96). Generated EBITDA of $333.3 million (YTD – $900.5 million) and adjusted EBITDA of $344.2 million (YTD – $906.3 million).

•

Cash flow generation: Net cash generated from operating activities totalled $231.0 million (YTD – $608.4 million) and $297.8 million (YTD – $637.1 million) before changes in non-cash operating working capital. Net cash generated from operating activities included income taxes paid of $53.7 million (YTD – $246.9 million). Free cash flow[2] of $150.4 million (YTD – $401.9 million) is net of cash outlays for capital expenditures, lease payments, and interest.

•

Strong financial liquidity: The quarter closed with $562.8 million in available liquidity[2], including $225.9 million in cash and $336.9 million available on the $350.0 million credit facility, net of letters of credit outstanding of $13.1 million.

•

Media Luna North Project: During the third quarter of 2026, $19.8 million (YTD – $46.5 million) of non-sustaining capital expenditures were incurred relating to the development of Media Luna North. Development of the main access ramp and haulage drift continue to track well. First production at Media Luna North remains on track for late 2026.

1

Torex Resources Inc. | TSX: TXR

•

Exploration and drilling activities[3]: In September, the Company provided an update on results from its drilling and exploration programs within the ELG Underground and Media Luna Cluster. Results to date support the Company’s strategy to grow reserves and resources, extend mine life, and enhance the long-term production profile at Morelos:

•

ELG Underground: Drilling continues to show promising results that highlight the potential to offset reserve depletion and add to the resource inventory with our year-end reserve and resource update expected in March 2027.

•

Media Luna Cluster: Drilling at the San Miguel corridor, a new area of interest which spans from Media Luna West to southeast of the Media Luna mine, has shown strong potential for the entire corridor to be mineralized which could considerably add to the overall Morelos resource inventory. At the Media Luna mine, drilling to support the potential conversion of Inferred Resources to the Indicated category is ongoing, while at Media Luna North, drilling continues to confirm the geological model and de-risk stopes planned for the first year of production when the project comes online later this year.

•

Regional exploration: The regional drilling programs at both Atzcala and El Naranjo are well underway. Initial results suggest epithermal mineralized systems lie within both target areas, with the presence of shallow, oxidized, epithermal-style mineralization, which is a positive early indication for continued exploration efforts at these sites.

•

Return of capital to shareholders[4]: In May, the Company announced an enhanced return of capital program targeting the return of $350.0 million to shareholders during 2026 through a combination of share purchases and dividends. Year to date, the Company has returned $270.8 million, representing approximately 77% of the targeted threshold for 2026.

•

Dividends: During the third quarter of 2026, the Company paid dividends of $10.8 million (YTD – $32.0 million). In November 2026, the Company declared a quarterly dividend of C$0.16 per common share (“Torex Share”), payable on December 3, 2026, to shareholders of record on November 19, 2026.

•

Share Repurchases: During the third quarter of 2026, the Company repurchased 1,755,843 Torex Shares for $83.8 million (C$117.4 million) at an average price per share of $47.74 (C$66.84) (YTD – 4,888,626 Torex Shares for $238.8 million or C$330.1 million at an average price of $48.85 or C$67.52). The Company plans to renew the current Normal Course Issuer Bid (“NCIB”) prior to expiration on November 20, 2026.

•

Corporate name and ticker change: At the Company’s Annual and Special Meeting of Shareholders on June 17, 2026, Torex’s shareholders approved a change of the Company’s corporate name from Torex Gold Resources Inc. to Torex Resources Inc., which became effective October 28, 2026. In addition, as of November 3, 2026, Torex’s ticker on the Toronto Stock Exchange changed from “TXG” to “TXR”.

•

Board of Directors changes[5]: In October, the Company announced the addition of Mr. Lee Hodgkinson to its Board of Directors (“the Board”) effective November 1, 2026, along with the recent departure of Mr. Rodrigo Sandoval, who recently assumed an executive role elsewhere. Mr. Hodgkinson brings more than three decades of experience advising boards and executive teams in the mining sector.

•

Planned U.S. Listing: As disclosed in the Company’s MD&A for the interim period ended June 30, 2026, Torex is pursuing a secondary listing of its common shares on the New York Stock Exchange (“NYSE”). The Company anticipates a secondary listing of its shares on the NYSE will provide greater capital market access and exposure, improved trading liquidity, and expanded research coverage. In September 2026, the Company received clearance from the NYSE to apply to list its common shares on the NYSE. The Company has now filed its listing application and is working towards completing a formal listing as early as mid-November 2026. The Company expects to provide a further update to the market once the necessary conditions to proceed with listing have been satisfied. However, there can be no assurance that approval of the proposed listing will be granted by the NYSE or the expected listing timeline will be realized.

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Torex Resources Inc. | TSX: TXR

[1]

Gold equivalent ounces produced and sold include production and sales of silver (Ag) and copper (Cu) converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. For the three months ended September 30, 2026, market prices averaged $4,262/oz gold (Au), $62.59/oz Ag, and $6.40/lb Cu, and AuEq (oz) = Au (oz) + 1,000 * (62.59 / 4,262) x Ag (koz) + 1,000,000 x (6.40 / 4,262) x Cu (mlb). For the nine months ended September 30, 2026, market prices averaged $4,545/oz Au, $73.24/oz Ag, and $6.09/lb Cu, and AuEq (oz) = Au (oz) + 1,000 * (73.24 / 4,545) x Ag (koz) + 1,000,000 x (6.09 / 4,545) x Cu (mlb).

[2]

These measures are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

[3]

For more information on the Morelos exploration and drilling results, see the Company’s news release titled “Torex Gold Provides Q3 2026 Morelos Drilling & Exploration Update” issued on September 24, 2026, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torex.com.

[4]

For more information on the Company’s return of capital program, see the Company’s news release titled “Torex Gold Reports Enhanced Return of Capital Program” issued on May 6, 2026, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torex.com.

[5]

For more information on the Board of Director changes, see the Company’s new release titled “Torex Gold Welcomes Lee Hodgkinson to Its Board of Directors” issued on October 20, 2026, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torex.com.

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Torex Resources Inc. | TSX: TXR

Operating and Financial Highlights

Table 1.

In millions of U.S. dollars, unless otherwise noted		Three Months Ended			Nine Months Ended
		Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Safety
Lost-time injury frequency[1]	/million hours	0.00	0.00	0.42	0.00	0.42
Total recordable injury frequency[1]	/million hours	0.46	0.63	0.99	0.46	0.99
Operating Results – Gold Equivalent basis
Gold equivalent produced	oz AuEq	131,900	96,297	121,780	329,071	265,853
Gold equivalent payable produced[2]	oz AuEq	128,672	93,686	119,034	320,840	261,520
Gold equivalent sold[2]	oz AuEq	127,395	92,351	118,082	328,968	255,572
Total cash costs[2,3]	$/oz AuEq	1,406	1,912	1,297	1,590	1,324
All-in sustaining costs[2,3]	$/oz AuEq	1,803	2,459	1,658	2,025	1,732
Average realized gold price[2,3]	$/oz AuEq	4,324	4,525	3,536	4,533	3,289
Financial Results
Revenue		$555.0	406.9	416.4	1,501.2	840.3
Cost of sales		$245.0	228.5	207.3	700.2	454.0
Earnings from mine operations		$310.0	178.4	209.1	801.0	386.3
Net income		$155.2	113.8	114.4	476.5	236.6
Per share – Basic	$/share	1.68	1.22	1.33	5.08	2.75
Per share – Diluted	$/share	1.67	1.20	1.31	5.05	2.71
Adjusted net earnings[3]		$180.1	84.9	103.4	464.7	183.1
Per share – Basic[3]	$/share	1.95	0.91	1.20	4.96	2.13
Per share – Diluted[3]	$/share	1.93	0.90	1.18	4.92	2.10
EBITDA[3]		$333.3	209.1	235.3	900.5	437.5
Adjusted EBITDA[3]		$344.2	203.5	239.3	906.3	448.8
Cost of sales – gold equivalent basis	$/oz AuEq	1,923	2,474	1,756	2,128	1,776
Net cash generated from operating activities		$231.0	167.6	186.8	608.4	244.7
Net cash generated from operating activities before changes in non-cash operating working capital		$297.8	165.1	204.0	637.1	281.6
Free cash flow[3]		$150.4	94.2	112.5	401.9	(58.3)
Cash and cash equivalents		$225.9	169.4	107.1	225.9	107.1
Debt, net of deferred finance charges		$—	—	152.4	—	152.4
Lease-related obligations		$94.1	99.4	100.0	94.1	100.0
Net cash (debt)[3]		$131.8	70.0	(147.9)	131.8	(147.9)
Available liquidity[3]		$562.8	506.3	289.0	562.8	289.0

1.	On a 12-month rolling basis, per million hours worked.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

3.

Total cash costs, all-in sustaining costs, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net cash (debt) and available liquidity are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

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Torex Resources Inc. | TSX: TXR

Table of Contents

Highlights	1

Operating and Financial Highlights	4

Table of Contents	5

Company Overview	6

Use of Non-GAAP Financial Performance Measures	6

Gold Equivalent Reporting	7

Guidance	8

Financial Results	9

Third Quarter and Year To Date 2026 Financial Results	10

Results of Operations	14

Environment, Social & Governance	17

Development Activities	18

Exploration and Drilling Activities	19

Financial Condition Review	22

Debt Financing	24

Liquidity and Capital Resources	24

Outstanding Share Data	26

Non-GAAP Financial Performance Measures	27

Additional IFRS Financial Measures	37

Economic Trends	38

Summary of Quarterly Results	40

Off-balance Sheet Arrangements	40

Accounting Policies and Critical Accounting Estimates	40

Recent Accounting Pronouncements	40

Financial Risk Management	40

Risks And Uncertainties	42

Internal Control Over Financial Reporting	42

Qualified Persons	43

Additional Information	43

Cautionary Notes	43

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Torex Resources Inc. | TSX: TXR

THIRD QUARTER REPORT

COMPANY OVERVIEW

Torex Resources Inc. (formerly Torex Gold Resources Inc.) (the “Company” or “Torex”) is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa, Mexico and a portfolio of early-stage exploration projects, including Batopilas and Guigui in Chihuahua, Mexico, La Gloria in Sonora, Mexico, and Medicine Springs in Nevada, USA, as well as an option to acquire the Gryphon Summit project in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-GAAP financial measures in this MD&A which include: total cash costs, all-in sustaining costs, all-in sustaining costs margin, sustaining and non-sustaining capital expenditures, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net cash (debt), available liquidity and unit cost measures. For further information and a detailed reconciliation to the comparable IFRS measures refer to the “Non-GAAP Financial Performance Measures” section of this MD&A. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and, therefore, may not be comparable to other issuers.

ABBREVIATIONS

The following abbreviations are used throughout this MD&A: $ (United States dollar), C$ (Canadian dollar), MXN (Mexican peso), TCC (total cash costs), AISC (all-in sustaining costs), Au (gold), AuEq (gold equivalent), Ag (silver), Cu (copper), oz (ounce), gpt (grams per tonne), koz (thousand ounces), moz (million ounces), lb (pound), klb (thousand pounds), mlb (million pounds), kt (thousand tonnes), mt (million tonnes), m (metres), km (kilometres), MW (megawatt), kV (kilovolt), w:o (waste to ore), and tpd (tonnes per day).

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Torex Resources Inc. | TSX: TXR

GOLD EQUIVALENT REPORTING

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices (not realized metal prices) for each commodity sold in the period. The following table provides a summary of the quantities produced and sold and average market prices for each commodity in the respective periods.

Table 2.

		Three Months Ended			Nine Months Ended
		Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Gold equivalent produced	oz AuEq	131,900	96,297	121,780	329,071	265,853
Gold produced	oz	98,685	69,278	96,498	241,610	224,494
Silver produced	koz	614.3	520.2	532.4	1,677.4	910.4
Copper produced	mlb	16.3	13.9	14.5	45.1	23.2
Gold equivalent payable produced[1]	oz AuEq	128,672	93,686	119,034	320,840	261,520
Gold payable produced[1]	oz	97,442	68,257	95,058	238,600	222,343
Silver payable produced[1]	koz	553.7	468.4	485.2	1,511.5	832.2
Copper payable produced[1]	mlb	15.6	13.3	14.0	43.2	22.2
Gold equivalent sold[1]	oz AuEq	127,395	92,351	118,082	328,968	255,572
Gold sold[1]	oz	96,450	68,058	94,626	245,741	217,875
Silver sold[1]	koz	544.0	448.9	470.7	1,531.9	794.9
Copper sold[1]	mlb	15.4	12.6	13.7	43.7	21.4
Average market gold price[2]	$/oz	4,262	4,506	3,457	4,545	3,201
Average market silver price[2]	$/oz	62.59	73.15	39.40	73.24	35.05
Average market copper price[2]	$/lb	6.40	6.05	4.44	6.09	4.33

1.	Payable production and sold values include payable deductions associated with copper concentrate, doré and other products.
2.	Based on the London Bullion Market Association (“LBMA”) PM fix for gold, LBMA fix for silver and London Metal Exchange (“LME”) cash-settlement price for copper.

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Torex Resources Inc. | TSX: TXR

GUIDANCE

The Company’s annual production, sales, cost and capital expenditure guidance for 2026 is unchanged.

As anticipated, production strengthened in the third quarter and is expected to be sustained in the final quarter of 2026. As such, full-year production is tracking to the midpoint of the guided range of 420,000 to 470,000 oz AuEq.

The following table summarizes the Company’s performance to date relative to revised 2026 guidance:

Table 3.

In millions of U.S. dollars, unless otherwise noted		2026 Guidance[2]	Q3 2026 YTD Performance
Production
Gold	oz	320,000 to 365,000	241,610
Silver	koz	2,200 to 2,500	1,677.4
Copper	mlb	60 to 65	45.1
Gold Equivalent[3]	oz AuEq	420,000 to 470,000	329,071
Sales
Gold Equivalent[3]	oz AuEq	410,000 to 460,000	328,968
All-in Sustaining Costs[1]
Gold Equivalent basis[3]	AuEq	2,000 to 2,100	2,025
Capital Expenditures[1]
Sustaining Capital Expenditures	$	135 to 145	106.6
Non-Sustaining Capital Expenditures	$	165 to 175	96.7
Total Capital Expenditures	$	300 to 320	203.3

1.	These measures are non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.
2.

Original 2026 guidance assumed a MXN:USD of 19.0 and metal prices of $4,000/oz gold, $45/oz silver, and $4.90/Ib copper. Guidance was reiterated in the second quarter MD&A using revised foreign exchange and metal pricing assumptions of MXN:USD of 17.5 and $4,500/oz gold, $72.50/oz silver, and $6.00/lb copper.

3.	For the nine months ended September 30, 2026, refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

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Torex Resources Inc. | TSX: TXR

FINANCIAL RESULTS

Table 4.

In millions of U.S. dollars, unless otherwise noted		Three Months Ended		Nine Months Ended
		Sep 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Revenue[1]		$555.0	416.4	1,501.2	840.3
Gold[1]		$415.5	337.0	1,110.4	716.2
Silver[1]		$34.5	20.0	112.6	31.3
Copper[1]		$100.9	61.8	270.3	96.4
Treatment, refining and other cost deductions		$4.1	(2.4)	7.9	(3.6)
Cost of sales		$245.0	207.3	700.2	454.0
Production costs		$166.9	140.0	484.4	311.3
Royalties		$17.7	13.6	50.1	28.2
Depreciation and amortization		$60.4	53.7	165.7	114.5
Earnings from mine operations		$310.0	209.1	801.0	386.3
General and administrative expenses		$15.5	20.0	35.6	50.4
Exploration and evaluation expenses		$16.7	7.6	38.2	19.9
Derivative loss (gain), net		$4.8	(0.1)	(7.2)	(8.0)
Finance costs and other, net		$2.0	7.2	4.0	15.0
Foreign exchange loss		$0.4	0.2	0.2	1.3
Current income tax expense		$100.5	94.5	265.4	135.1
Deferred income tax expense (recovery)		$14.9	(34.7)	(11.7)	(64.0)
Net income		$155.2	114.4	476.5	236.6
Per share – Basic	$/share	1.68	1.33	5.08	2.75
Per share – Diluted	$/share	1.67	1.31	5.05	2.71
Adjusted net earnings[2]		$180.1	103.4	464.7	183.1
Per share – Basic[2]	$/share	1.95	1.20	4.96	2.13
Per share – Diluted[2]	$/share	1.93	1.18	4.92	2.10
Cost of sales – gold equivalent basis	$/oz AuEq	1,923	1,756	2,128	1,776
Total cash costs[2]	$/oz AuEq	1,406	1,297	1,590	1,324
All-in sustaining costs[2]	$/oz AuEq	1,803	1,658	2,025	1,732
All-in sustaining costs margin[2]	$/oz AuEq	2,521	1,878	2,508	1,557
Average realized gold price[2]	$/oz AuEq	4,324	3,536	4,533	3,289

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.	These measures are non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

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Torex Resources Inc. | TSX: TXR

THIRD QUARTER AND YEAR TO DATE 2026 FINANCIAL RESULTS

Revenue totalled $555.0 million (YTD – $1,501.2 million)

Revenue in the third quarter of 2026 increased 33% relative to the third quarter of 2025, primarily due to a 23% increase in the average market gold price, together with an 8% increase in gold equivalent ounces sold. The increase in gold equivalent ounces sold is largely due to higher average grades processed compared to the prior year, partially offset by slightly lower throughput and lower average gold recovery. Revenue for 2025 excludes the realized impact of gold derivative contracts, which is included in the average realized gold price. The average realized gold price in the third quarter of 2025 included a loss of $1.3 million ($11 per oz AuEq) on gold put options. The Company did not have any derivative contracts for gold, silver, and copper outstanding as at quarter end.

Sales of copper concentrate are provisionally priced, and sales prices are subject to final adjustment based on quoted market prices during a quotational period specified in the contract. Revenue for the third quarter of 2026 includes a net gain of $8.0 million due to price adjustments on provisionally priced sales, comprising a net realized loss of $3.2 million for sales that were settled in final during the quarter and a net unrealized gain of $11.2 million to adjust sales that remain unsettled to market prices at the end of the quarter.

Revenue for the nine months ended September 30, 2026 increased 79% relative to the nine months ended September 30, 2025, due to a 42% increase in the average market gold price, and a 29% increase in gold equivalent ounces sold. Gold equivalent ounces sold were significantly lower in the first nine months of 2025 largely reflecting the impact of the four-week tie-in period at the processing plant in connection with the Media Luna Project in the first quarter of 2025 and the subsequent ramp up. The average realized gold price for the nine months ended September 30, 2025 includes a realized loss of $3.4 million ($13 per oz AuEq) for the nine months ended September 30, 2025 on gold put options. The Company did not have any derivative contracts for gold, silver, and copper outstanding as at quarter end.

Sales of copper concentrate for the nine months ended September 30, 2026 included a net loss of $23.0 million due to price adjustments on provisional sales, comprising a net realized loss of $3.8 million for sales settled during the period and a net unrealized loss of $19.2 million to adjust sales that remained unsettled to market prices as at September 30, 2026.

Cost of sales was $245.0 million or $1,923 per oz AuEq sold (YTD – $700.2 million or $2,128 per oz AuEq sold)

Cost of sales was higher in the third quarter of 2026 compared to the third quarter of 2025 by $37.7 million or 18%, and 10% higher on a per oz AuEq basis, due to higher production unit costs, royalties and depreciation and amortization expense.

Production costs in the third quarter of 2026 were 19% higher compared to the third quarter of 2025 primarily due to the 8% increase in gold equivalent ounces sold, the impact of higher gold prices on long-term lease agreements with Ejidos, a stronger average Mexican peso exchange rate, as well as higher plant reagent costs. During the third quarter, cyanide levels declined relative to peak monthly levels experienced during the second quarter of the year, but remained elevated given higher consumption levels to support gold recovery rates in the process plant, which we expect to continue through next year. Plant reagent costs have also been impacted by elevated unit pricing as a result of increased prices for key inputs in the cyanide manufacturing process (such as ammonia) as well as freight costs, both a direct result of the current conflict in Iran and its impact on global energy prices. These cost pressures impacted plant reagent pricing in the third quarter and are expected to persist through 2027.

Royalties were 30% higher than the third quarter of 2025, aligned with higher revenue of 33%.

Depreciation and amortization expense was 12% higher than the third quarter of 2025 on a total basis and 4% higher on a per oz AuEq sold basis. The 4% higher depreciation and amortization on a per oz AuEq sold basis primarily reflects the higher depreciable asset base.

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Torex Resources Inc. | TSX: TXR

Cost of sales was higher for the nine months ended September 30, 2026 compared to the nine months ended September 30, 2025 by $246.2 million, or 54% and 20% higher on a per oz AuEq basis, largely reflecting the impact of the four-week tie-in period at the processing plant in connection with the Media Luna Project in the first quarter of 2025 and the subsequent ramp up, higher unit production costs, royalties, depreciation and amortization expense.

Production costs for the nine months ended September 30, 2026 were 56% higher than the nine months ended September 30, 2025 primarily due to the 29% increase in gold equivalent ounces sold, the impact of higher gold prices on long-term lease agreements with Ejidos, higher plant reagent consumption rates and unit pricing, and a stronger average Mexican peso exchange rate.

Royalties were 78% higher than the nine months ended September 30, 2025, aligned with higher revenue of 79%.

Depreciation and amortization expense was 45% higher than the nine months ended September 30, 2025 on a total basis and 13% higher on a per oz AuEq sold basis. The 45% increase in depreciation and amortization primarily reflects the commencement of commercial production at Media Luna in the second quarter of 2025 as well as other assets commissioned in the second half of 2025, which increased the depreciable asset base. Depreciation was also higher due to increased units-of-production depreciation resulting from higher production. For 2026, depreciation and amortization is expected to range between $240 and $270 million, unchanged from the prior estimate.

All-in Sustaining Costs2 were $1,803 per oz AuEq sold (YTD – $2,025 per oz AuEq sold)

All-in sustaining costs were 9% higher on a per oz AuEq basis relative to the third quarter of 2025, primarily due to the higher production costs described above, as well as 18% higher sustaining capital expenditures largely related to increased underground development given strong Media Luna mining rates and higher sustaining lease costs related to Media Luna production, transport and support equipment.

The 17% increase in all-in sustaining costs on a per oz AuEq basis relative to the nine months ended September 30, 2025 was also primarily due to higher production costs described above and 42% higher sustaining capital expenditures, reflecting the fact that commercial production at Media Luna was declared during the second quarter of 2025. The increase in sustaining capital expenditures is particularly significant because expenditures on the Media Luna Project prior to May 1, 2025 were classified as non-sustaining capital expenditures during the development period.

General and administrative expenses of $15.5 million (YTD – $35.6 million)

General and administrative expenses primarily comprise corporate office employee and director costs, share-based compensation, and consulting and professional fees. Excluding the remeasurement of share-based payments (loss of $4.8 million in the third quarter of 2026 and loss of $10.7 million in the third quarter of 2025), general and administrative expenses would have been $10.7 million, $1.4 million higher than the third quarter of 2025, primarily due to higher consulting and professional fees.

Excluding the remeasurement of share-based payments (loss of $5.2 million for the nine months ended September 30, 2026 and loss of $24.5 million for the nine months ended September 30, 2025), general and administrative expenses would have been $30.4 million, $4.5 million higher compared to the nine months ended September 30, 2025, primarily due to higher consulting and professional fees.

Derivative loss, net, of $4.8 million (YTD – $7.2 million gain)

To manage the foreign currency risk related to operating expenditures, the Company has entered into foreign exchange forward contracts and zero-cost collars. As at September 30, 2026, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $12.0 million between October 2026 and September 2027 have a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1. As at September 30, 2026, the MXN/USD foreign exchange forwards are for the purchase of MXN 3,223.0 million for $177.3 million between October 2026 and September 2028 at a weighted average MXN/USD foreign exchange rate of 18.18:1.

In the third quarter of 2026, the Company recognized a net loss of $4.8 million on the foreign exchange collars and forwards, primarily due to the depreciation of the Mexican peso (gain of $1.4 million in the third quarter of 2025).

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Torex Resources Inc. | TSX: TXR

For the nine months ended September 30, 2026, the Company recognized a net gain of $0.7 million on foreign exchange collars and forwards, primarily due to the appreciation of the Mexican peso, compared to a net gain of $11.4 million in the nine months ended September 30, 2025.

To mitigate exposure to gold, silver and copper price fluctuations on provisionally priced concentrate sales, from time to time the Company enters into quotational period hedges (“QP Hedges”) with the objective of achieving final settlement prices of one month after shipment. Under the Company’s concentrate sales contracts, sales prices are subject to final adjustment based on quoted market prices during the quotational period specified in the underlying sales agreements. These QP Hedges do not qualify for hedge accounting under IFRS 9, Financial Instruments (“IFRS 9”). Accordingly, they are classified as financial instruments measured at fair value through profit or loss (“FVTPL”), with changes in fair value recognized in the Condensed Consolidated Interim Statements of Operations and Comprehensive Income in the period in which they arise. In the first quarter of 2026, given pricing elections by certain customers, the Company entered into QP Hedges on 17,500 ounces of gold and 153,000 ounces of silver to achieve final settlement prices of one month after shipment. No new QP Hedges were entered into during the third quarter of 2026. The Company did not have any QP Hedges in the third quarter of 2025.

The Company did not have any QP Hedges outstanding during the third quarters of 2026 and 2025, and therefore there were no gains or losses recognized on QP Hedges during the periods. For the nine months ended September 30, 2026, the Company recognized a net gain of $6.5 million (a realized loss of $2.0 million and an unrealized gain of $8.5 million) on QP hedges due to the appreciation of gold and silver forward prices.

The Company’s foreign exchange derivatives and QP Hedges have not been designated as hedges; therefore, movements in the fair value of the derivatives are recognized in net income each period.

Finance costs and other, net, of $2.0 million costs (YTD – $4.0 million costs)

Net finance costs during the third quarter of 2026 of $2.0 million were $5.2 million lower than to the comparative period of 2025. On a year to date basis, finance costs were $4.0 million in 2026 compared to $15.0 million in 2025. The decrease in finance costs in both periods is due to the repayment of the Company’s debt facility in the first quarter of 2026, partially offset by interest expense on copper concentrate sales advances and higher interest on leasing arrangements related to the Media Luna equipment.

Foreign exchange loss of $0.4 million (YTD – $0.2 million loss)

Foreign exchange losses in the third quarters and first nine months of 2026 and 2025 were not significant.

Current income and mining tax expense of $100.5 million (YTD – $265.4 million expense)

The 6% increase in current income and mining tax expense compared to the third quarter of 2025 was due to a 48% increase in earnings from mine operations before depreciation and amortization expense, partially offset by the tax effect of the currency translation of the tax liability due to the 2% depreciation of the Mexican peso in the third quarter of 2026 compared to the 3% depreciation in the prior year and expenditures deducted for tax purposes and capitalized for accounting purposes.

The 96% increase in current income and mining tax expense compared to the nine months ended September 30, 2025 was primarily due to a 107% increase in earnings from mine operations before depreciation and amortization expense, and the tax effect of the currency translation of the tax liability due to the 1% appreciation of the Mexican peso for the nine months ended September 30, 2026 compared to the 7% depreciation in the prior year, partially offset by the decrease in accrued liabilities, primarily related to the Mexican profit sharing payment for 2025 paid during the second quarter.

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Torex Resources Inc. | TSX: TXR

Deferred income tax expense of $14.9 million (YTD – $11.7 million recovery)

The deferred income tax expense in the third quarter of 2026 and the deferred income tax recovery for the nine months ended September 30, 2026, relative to the comparative periods of 2025, were primarily driven by the tax effect of currency translation on the tax base as a result of a depreciation of the Mexican peso during the third quarter and the appreciation of the Mexican peso for the nine months, compared to the prior year, higher depreciation for accounting than for tax purposes, which on a net basis increased the difference between the book value and tax value of the assets in the determination of deferred tax, partially offset by the decrease in accrued liabilities which are only deductible for tax purposes once invoiced or paid, and the decrease in the provision for uncertain tax positions.

For the three and nine months ended September 30, 2026, the tax effect of currency translation on the tax base was an expense of $15.9 million and $4.7 million, respectively (three and nine months ended September 30, 2025 – recovery of $17.0 million and $59.6 million, respectively).

As at September 30, 2026, the closing value of property, plant and equipment for tax purposes was $40.7 billion Mexican pesos and the closing value of inventory for tax purposes was $3.5 billion Mexican pesos.

Net income of $155.2 million (YTD – $476.5 million income)

Net income for the quarter was $155.2 million compared to net income of $114.4 million in the third quarter of 2025. The increase in net income was primarily due to higher average realized prices, an 8% increase in gold equivalent ounces sold, lower general and administrative expense primarily due to lower share-based compensation expense, and lower finance costs, offset by higher costs of sales, higher exploration and evaluation costs, and a higher net income tax expense.

Net income for the nine months ended September 30, 2026 was $476.5 million compared to net income of $236.6 million for the nine months ended September 30, 2025. The increase in net income was primarily due to higher average realized prices, a 29% increase in gold equivalent ounces sold, lower general and administrative expense primarily due to lower share-based compensation expense, and lower finance costs, offset by higher cost of sales, higher exploration and evaluation costs, and a higher net income tax expense.

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Torex Resources Inc. | TSX: TXR

RESULTS OF OPERATIONS

Mining

The following table1 summarizes the mining activities for the Company’s Morelos Complex:

Table 5.

		Three Months Ended			Nine Months Ended
		Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Media Luna Underground
Ore tonnes mined	kt	758	702	566	2,142	1,055
Ore tonnes mined per day	tpd	8,244	7,714	6,146	7,848	3,863
Average gold grade of ore mined	gpt	2.96	2.12	2.13	2.25	1.94
Average silver grade of ore mined	gpt	28.4	23.9	23.2	25.6	24.7
Average copper grade of ore mined	%	0.98	0.92	0.84	0.95	0.86
ELG Underground
Ore tonnes mined	kt	281	280	272	837	713
Ore tonnes mined per day	tpd	3,055	3,079	2,958	3,068	2,610
Average gold grade of ore mined	gpt	4.36	4.15	4.11	4.07	4.33
Average silver grade of ore mined	gpt	10.2	8.3	6.6	8.6	6.8
Average copper grade of ore mined	%	0.51	0.37	0.32	0.41	0.30
ELG Open Pits
Ore tonnes mined	kt	—	—	77	—	437
Waste tonnes mined	kt	—	—	174	—	1,528
Total tonnes mined	kt	—	—	251	—	1,965
Ore tonnes mined per day	tpd	—	—	835	—	1,602
Waste tonnes mined per day	tpd	—	—	1,896	—	5,596
Strip ratio	w:o	—	—	2.3	—	3.5
Average gold grade of ore mined	gpt	—	—	2.21	—	3.19
Average silver grade of ore mined	gpt	—	—	7.1	—	5.2
Average copper grade of ore mined	%	—	—	0.13	—	0.13
Morelos Complex – Total
Ore tonnes mined	kt	1,039	982	915	2,979	2,205
Ore tonnes mined per day	tpd	11,299	10,793	9,939	10,916	8,076
Average gold grade of ore mined	gpt	3.34	2.70	2.73	2.76	2.96
Average silver grade of ore mined	gpt	23.5	19.5	16.9	20.8	15.0
Average copper grade of ore mined	%	0.85	0.77	0.62	0.80	0.54

1.	Rounding may result in apparent summation differences.

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Torex Resources Inc. | TSX: TXR

Media Luna Underground achieved a quarterly average mining rate of 8,244 tpd in the third quarter of 2026, an improvement from the average of 7,714 tpd mined in the previous quarter, and above the 7,500 tpd design rate. As planned, sequencing at Media Luna Underground resulted in higher-grade stopes mined in the third quarter of 2026 relative to the previous quarter.

At ELG Underground, the Company achieved a quarterly average mining rate of 3,055 tpd in the third quarter of 2026, largely consistent with the previous quarter.

Mined grades in the fourth quarter are expected to stay consistent with the third quarter at both operations, which positions the Company well to achieve the midpoint of the annual production guidance.

Mining from the ELG Open Pits concluded in the third quarter of 2025.

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Torex Resources Inc. | TSX: TXR

Plant Performance

The following table1 summarizes the processing activities for the Company’s Morelos Complex:

Table 6.

		Three Months Ended			Nine Months Ended
		Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Total tonnes processed	kt	993	982	1,040	2,920	2,553
Average plant throughput	tpd	10,798	10,793	11,304	10,695	9,353
Average gold grade of ore processed	gpt	3.50	2.55	3.07	2.95	2.91
Average silver grade of ore processed	gpt	22.46	19.29	22.78	21.47	17.53
Average copper grade of ore processed	%	0.78	0.67	0.68	0.75	0.51
Average gold recovery	%	88.2	85.4	92.1	86.3	92.1
Average silver recovery	%	85.0	86.1	69.7	83.2	64.2
Average copper recovery	%	94.8	94.9	93.7	93.3	81.9
Gold equivalent produced[2]	oz AuEq	131,900	96,297	121,780	329,071	265,853
Gold produced	oz	98,685	69,278	96,498	241,610	224,494
Silver produced	koz	614.3	520.2	532.4	1,677.4	910.4
Copper produced	mlb	16.3	13.9	14.5	45.1	23.2
Gold equivalent payable produced[2,3]	oz AuEq	128,672	93,686	119,034	320,840	261,520
Gold payable produced[3]	oz	97,442	68,257	95,058	238,600	222,343
Silver payable produced[3]	koz	553.7	468.4	485.2	1,511.5	832.2
Copper payable produced[3]	mlb	15.6	13.3	14.0	43.2	22.2
Gold equivalent sold[2,3]	oz AuEq	127,395	92,351	118,082	328,968	255,572
Gold sold[3]	oz	96,450	68,058	94,626	245,741	217,875
Silver sold[3]	koz	544.0	448.9	470.7	1,531.9	794.9
Copper sold[3]	mlb	15.4	12.6	13.7	43.7	21.4

1.	Rounding may result in apparent summation differences.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

3.

Payable production and sold values include payable deductions associated with copper concentrate, doré and other products. Payable production is based on estimated payability factors but may vary based on customer.

Plant throughput in the third quarter of 2026 achieved an average rate of 10,798 tpd (YTD – 10,695 tpd), in line with the preceding quarter of 10,793 tpd and exceeding design levels of 10,600 tpd. The average gold recovery for the quarter was 88.2% (YTD – 86.3%), higher than the recovery of 85.4% in the previous quarter as access was gained to higher-grade and higher gold-recovery areas of the Media Luna mine. The average copper recovery for the quarter was 94.8% (YTD – 93.3%), similar to the recovery of 94.9% in the previous quarter.

Gold Equivalent Production and Sales

In the third quarter of 2026, 131,900 oz AuEq were produced (128,672 oz AuEq on a payable basis) and 127,395 oz AuEq were sold. Production in the third quarter of 2026 increased relative to the comparative period in the prior year, primarily due to the ramp up of the Media Luna mine in the third quarter of 2025 following the commencement of commercial production in the second quarter.

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Torex Resources Inc. | TSX: TXR

ENVIRONMENT, SOCIAL & GOVERNANCE

Health and Safety

No lost-time injuries (“LTIs”) were reported for the sixth consecutive quarter, and at the end of the third quarter, the Company achieved more than 21 million hours since its last lost time injury. As at September 30, 2026, the Company’s lost-time injury frequency (“LTIF”) was 0.00 and its total recordable injury frequency (“TRIF”) was 0.46. Both rates include employees and contractors and are calculated per million hours worked on a rolling 12-month basis. In October, post quarter end, one lost time injury occurred when an employee suffered a hand injury underground at Media Luna.

The Company also continued to implement its comprehensive Next Level Safety program, including ongoing implementation of the Company-wide fatal risk standards at the operations and training workshops on the critical control verification process involving contractors. Safety First and Always sessions, designed to promote honest and open dialogue about individual and collective risk tolerance, were held for approximately 1,400 contractor employees representing 62% completion of the implementation plan for the sessions.

Lost-Time Injury Frequency and Total Recordable Injury Frequency Per Million Hours Worked on a Rolling 12-Month Basis: September 2023 – September 2026

Environment & Climate Change

There were no reportable spills or environmental incidents during the third quarter of 2026 and there are currently no material claims, demands, or legal proceedings against the Company related to environmental matters. As such, the Company is on track to achieve its 2026 objective of zero reportable spills of 1,000 litres or more that report to a natural water body.

During the quarter, as part of the Company’s climate change strategy, a physical climate risk and vulnerability assessment was initiated with a third-party expert covering the Morelos Complex. Relevant data was compiled and submitted to support the assessment, and a site visit took place in September. The Company expects to receive the final report by the end of 2026.

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Torex Resources Inc. | TSX: TXR

Community Relations

During the third quarter, positive and productive relationships were maintained with local communities. The Company continued to implement unique community development agreements (“CODECOPs”) with 12 communities surrounding the Morelos Complex. The CODECOPs define community investment projects to be delivered in partnership with local communities, as defined by local CODECOP committees. Projects associated with the 2026 CODECOPs include community infrastructure, water, education and health initiatives.

In addition to projects related to the CODECOP agreements, various local programs and campaigns were undertaken around the Morelos Complex during the quarter, many of which focused on youth and education. For example, the Company renewed its “Avanzando Juntos” (Moving Forward Together) scholarship program through an investment of approximately MXN 1.4 million, benefitting more than 80 high school and university students from the local municipalities of Cocula, Eduardo Neri and Valerio Trujano. In addition, the Company held its 7th annual children’s summer camps, which reached more than 400 youth from local communities, providing activities related to arts, recreation, personal development and education about mining and environmental stewardship and conservation.

With drilling activities at Los Reyes well underway in Sinaloa, the local team also engaged proactively with local communities and initiated some early community investment activities during the quarter, including the donation of equipment to enhance internet connectivity for the residents of Guadelupe de Los Reyes. In addition, a one-year temporary occupation agreement (TOA) was approved in the quarter by the local ejido assembly for early exploration at Batopilas in Chihuahua.

ESG Disclosure and Reporting

As a member the World Gold Council, the Company has committed to disclose an annual Conflict Free Gold Report with associated limited third-party assurance, to demonstrate that the Company’s gold is produced in a manner that does not cause, support or benefit unlawful armed conflict or contribute to abuses of human rights. During the quarter, the Company disclosed its 4th annual report for the year ended December 31, 2025, which is available on the ESG Reporting Portal of the Company’s website.

DEVELOPMENT ACTIVITIES

Media Luna

During the quarter, $17.1 million (YTD - $40.2 million) of non-sustaining capital expenditures were incurred. At the paste plant facility, which supplies paste backfill to the stopes utilizing tailings, the planned installation of an operating spare positive displacement paste pump was completed which improved plant availability. Additionally, the installation of an operating spare slurry tailings pump feeding the paste plant was completed during the quarter. Work on mine support infrastructure was also completed in the third quarter of 2026, which included a new underground service garage and warehouse, the East adit ventilation system to support the life of mine plan, main electrical power redundancy supply to the mine, a mine water recycling facility, and extensions to the surface fire suppression systems.

Media Luna North Underground (formerly EPO Underground)

The development of the Media Luna North underground deposit continued to track to plan in the third quarter, with the objective of reaching first ore production in late 2026. Approximately 3,743 m of development of the main access ramp was completed in the quarter, as well as 85 m of vertical ore pass development. Following breakthrough of the new North adit last quarter, construction activities related to the North adit ventilation fans, piping installation associated with the extended paste distribution system and supporting electrical room commenced. This will provide additional ventilation supporting first ore production, as well as continued progress of mine level lateral development. Work also continued on other infrastructure elements such as the paste distribution system as well as the main production level electrical room and power distribution.

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Torex Resources Inc. | TSX: TXR

During the third quarter, there was continued focus on expediting remaining electrical and instrumentation equipment to ensure arrival in support of construction activities. Key primary mine mobile equipment has started to be received on site supporting first production, with additional equipment on target for delivery in the next quarter as planned. Definition drilling programs continued targeting the initial production stopes in anticipation of first production by late 2026. Pre-operational activities are also underway with initial workforce hiring and training started during the third quarter.

During the third quarter of 2026, $19.8 million (YTD - $46.5 million) of non-sustaining capital expenditures were incurred relating to Media Luna North to support underground development and procurement to advance the project. This continues to track in line with those estimated in the feasibility study, which estimated $108 to $113 million for the project overall (including $100 to $105 million guided in 2026).

Los Reyes

With the acquisition of Prime Mining in the fourth quarter of 2025, the Company’s portfolio of assets increased with the addition of the Los Reyes project in Sinaloa, Mexico — a highly prospective, high grade, gold and silver deposit. In the second quarter of 2026, work on the initial preliminary economic assessment (“PEA”) for the project was completed and the Los Reyes project NI 43-101 Technical Report was released in July1.

During the third quarter, key field activities were initiated in support of the prefeasibility study (“PFS”) stage of the project, which commenced in July. Most notably, a site geotechnical drill program is underway, which will support future engineering activities as well as an exploration drill program, which is expected to further derisk and upgrade the PFS resource model. The Los Reyes project team advanced with engaging key engineering consultants in accordance with the execution strategy for completion of the PFS to support both the field activities and to prepare for subsequent engineering activities. With the current site access and drilling activities, work will continue to focus on the necessary field investigation programs through the next quarter to allow the PFS engineering to progress in the new year.

EXPLORATION AND DRILLING ACTIVITIES

The Company remains on track to deliver on the 2026 drilling and exploration program, which is targeting approximately 161,900 m of drilling across its portfolio of assets in Mexico and the United States. The objective of the program is to sustain production, grow reserves, and advance high-quality development opportunities.

Morelos

During the third quarter, 7,834 m of drilling was conducted across 36 holes at ELG Underground, bringing the year to date total to 25,585 m or 71% of the 36,000 m planned for 2026. The program included 5,636 m to convert Inferred Resources to Indicated and 1,844 m to add new Inferred Resources, focused on the southern extension of the El Limón Sur trend, the Z71 and Del Medio fault zones, and at El Limón West.

At the Media Luna Cluster, a total of 8,366 m of drilling was conducted across 34 holes focused on resource delineation proximal to the Media Luna mine, for a year to date total of 19,500 m or 67% of the 29,300 m planned for 2026. The positive results returned are expected to support conversion of Inferred Resources to Indicated within the eastern resource envelope and add new Inferred Resources beyond the current boundary.

At Media Luna North, 2,665 m of reserve definition drilling across 13 holes was completed during the quarter, bringing the year to date total to 7,191 m, representing 63% of the planned 11,500 m program. Drilling is focused on de-risking stopes planned for the first two years of production, confirming the geological and resource/reserve models, and potentially extending Inferred Resources locally.

At the San Miguel Corridor, 5,383 m were drilled during the third quarter, for a total of 17,928 m year to date, or 66% of the 27,100 m program. Results support an approximately 4 km east-west mineralized corridor along the San Miguel Fault, extending from Media Luna West to southeast of the Media Luna mine and indicate strong potential to significantly add to the resource inventory at Morelos.

[1]

For more information on the Los Reyes Preliminary Economic Assessment, see the Company’s news release titled “Torex Gold Releases Results of Los Reyes Preliminary Economic Assessment” issued on July 7, 2026, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torex.com.

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Torex Resources Inc. | TSX: TXR

Regionally, drilling at both El Naranjo and Atzcala continued during the quarter, with 2,625 m drilled across four drill holes and 1,208 m across two drill holes, respectively. Initial results suggest epithermal mineralized systems lie within both target areas, with the presence of shallow, oxidized, epithermal-style mineralization, which is a positive early indication for continued exploration efforts at these sites.

Los Reyes

At Los Reyes, 5,760 m of drilling was conducted in the third quarter to support the resource for the prefeasibility study currently in progress. Since drilling resumed at the site in late May, a total of 7,092 m has been completed, representing 35% of the 20,000 m planned for this year. The number of operating rigs increased from two to six during the quarter (four focused on exploration drilling and two focused on geotechnical drilling). Directional drilling is being used to optimize total metreage and reduce the number of drill platforms required.

Geological observations support the program’s targeted criteria, confirming vein-hosted mineralization and additional controls associated with breccia contacts and dome margins. Geological, geotechnical and geometallurgical re-logging, together with a planned 25,000 m of hyperspectral core scanning, will support an updated geological and mineralization-domain model for resource estimation.

Early-Stage Exploration Properties

In Nevada, drilling at Gryphon Summit commenced during the third quarter at the two highest-ranked targets identified through the target-prioritization process. At Medicine Springs, systematic exploration defined a priority proof-of-concept target, with drilling set to commence in the fourth quarter.

In Chihuahua, a contractor was selected to test conceptual targets in two areas at Batopilas, while a Controlled-Source Audio-frequency Magneto-Tellurics survey is refining drill-hole collar locations. No exploration work was conducted at Guigui during the third quarter.

At La Gloria, a field review assessed the structural setting and identified multiple mineralized systems. The property shows potential for gold mineralization associated with orogenic and epithermal-breccia events, as well as copper mineralization related to the overlapping Laramide porphyry belt. The project will be considered for inclusion as part of the 2027 drilling and exploration program.

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Torex Resources Inc. | TSX: TXR

Table 7.

In millions of U.S. dollars	Expenditure Classification		Total Q3 2026 YTD Expenditure	Forecast 2026 Expenditure	Total 2025 Expenditure
ELG Cluster
ELG infill and step-out drilling	Capitalized	[1]	$6.0	9.0	9.8
ELG drilling	Expensed	[2]	$0.3	1.0	0.4
Media Luna Cluster
Media Luna infill and step-out drilling	Capitalized	[1]	$2.5	5.0	2.0
Media Luna North infill and step-out drilling	Capitalized	[3]	$1.2	2.0	—
Media Luna drilling	Expensed	[2]	$0.5	2.0	0.6
Media Luna North drilling	Capitalized	[3]	$—	—	7.9
Media Luna Cluster drilling	Expensed	[2]	$13.2	17.0	19.1
Other Morelos exploration and drilling	Expensed	[2]	$5.3	7.0	7.3
Morelos support costs[4]
Capital support costs	Capitalized	[3]	$0.2	—	—
Operating support costs	Expensed	[2]	$5.0	8.0	—

Total Morelos			$34.2	51.0	47.1
Los Reyes drilling and project study costs	Expensed	[2]	$6.9	18.0	—
Gryphon and Medicine Springs exploration and drilling	Expensed	[2]	$5.1	12.0	—
Batopilas and Guigui exploration and drilling	Expensed	[2]	$1.9	4.0	—
Other exploration and support costs	Expensed	[2]	$—	—	7.8

Total[5]			$48.1	85.0	54.9

1.	Included in sustaining capital expenditures.

2.	Included in exploration and evaluation expenses as reported on the Condensed Consolidated Interim Statements of Operations and Comprehensive Income.

3.	Included in non-sustaining capital expenditures.

4.	Morelos support costs are reported separately for 2026 guidance. For the years ended December 31, 2025 and 2024, support costs were reported within the respective programs.

5.	Excludes definition and grade control drilling costs.

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Torex Resources Inc. | TSX: TXR

FINANCIAL CONDITION REVIEW

Summary of the Condensed Consolidated Interim Statements of Financial Position

The following table summarizes key financial position items as at September 30, 2026:

Table 8.

In millions of U.S. dollars	Sep 30, 2026	Dec 31, 2025
Cash and cash equivalents	$225.9	$119.5
Value-added tax receivables	78.3	65.3
Trade receivables	85.3	72.8
Inventory	195.9	190.5
Deferred income tax assets	226.8	214.7
Property, plant and equipment	2,354.2	2,319.4
Other assets	37.7	43.2

Total assets	$3,204.1	$3,025.4

Accounts payable and accrued liabilities	$199.9	$190.6
Income taxes payable	191.2	171.0
Debt	—	27.6
Lease-related obligations	94.1	105.6
Decommissioning liabilities	69.8	73.2
Deferred income tax liabilities	2.7	2.7
Other liabilities	8.0	28.1

Total liabilities	$565.7	$598.8

Total shareholders’ equity	$2,638.4	$2,426.6

Cash and cash equivalents

The Company ended the third quarter of 2026 with cash and cash equivalents of $225.9 million. The Company primarily holds cash balances in U.S. dollars but also holds accounts in Canadian dollars and Mexican pesos for operating and administrative purposes.

Value-added tax (“VAT”) receivables

VAT receivables increased by $13.0 million compared to December 31, 2025, as VAT paid has exceeded recoveries to date in 2026. The VAT receivables balance fluctuates as additional VAT is paid and refunds are received, as well as with the movement of the Mexican peso exchange rate relative to the U.S. dollar and any provisions. As at September 30, 2026, the VAT receivables of $78.3 million comprises $75.9 million in current assets and $2.4 million in non-current assets.

Trade receivables

The increase in trade receivables of $12.5 million compared to December 31, 2025, is primarily due to the timing of sales and receipts, as well as provisional price adjustments on outstanding receivables.

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Torex Resources Inc. | TSX: TXR

Inventory

The increase in inventory of $5.4 million is primarily due to higher materials and supplies inventory and higher stockpile inventory, partially offset by lower finished goods due to the timing of production and sales.

Deferred income tax assets

The deferred tax asset primarily relates to tax pools and temporary differences in Mexico. The increase in the deferred tax asset is primarily driven by the tax effect of currency translation on the tax base, coupled by higher depreciation for accounting than for tax purposes, which on a net basis increased the difference between the book value and tax value of the assets in the determination of deferred tax.

Property, plant and equipment

Property, plant and equipment increased primarily due to additions of $205.4 million, partially offset by depreciation of $164.6 million. Refer to Table 12 for a breakdown of capital expenditures for the nine months ended September 30, 2026.

Other assets

The other assets balance includes prepaid expenses, advances and deposits, derivative contract assets and lease-related assets. The decrease in other assets is primarily due to lower lease-related assets.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities increased by $9.3 million compared to December 31, 2025, primarily due to higher trade payables and accruals due to the timing of supplier invoices and payments, partially offset by a lower accrual for the statutory Mexican employee profit-sharing obligation (“PTU”) and lower accrual for the 1% royalty, both which build over the year and are paid in the first half of the subsequent year.

Income taxes payable

The increase in the balance is primarily due to corporate income tax payments of $194.4 million and an 8.5% Mexican mining tax payment of $52.5 million (paid in the first quarter of 2026 in respect of 2025), partially offset by current income tax expense of $265.4 million.

Debt

In the first quarter of 2026, the Company fully repaid the balance drawn on the Debt Facility.

Lease-related obligations

The decrease in lease-related obligations is primarily due to principal repayments during the first half of 2026, partially offset by the commencement of new leases. As at September 30, 2026, the lease-related obligations of $94.1 million comprises $24.8 million in current liabilities and $69.3 million in non-current liabilities.

Decommissioning liabilities

Decommissioning liabilities decreased primarily due to an increase in the discount rate, partially offset by the accretion on the discounted obligation. As at September 30, 2026, the decommissioning liabilities of $69.8 million are presented as non-current liabilities.

Other liabilities

Other liabilities largely relates to a non-current share-based compensation liability of $5.1 million.

DEBT FINANCING

Debt Facility

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Torex Resources Inc. | TSX: TXR

On July 6, 2026, the Company and one of its Mexican subsidiaries, Minera Media Luna, S.A. de C.V. (“MML”),(as co-borrowers) entered into a First Amending Agreement to the Sixth Amended and Restated Credit Agreement (the “Amendment”). The Amendment extends the maturity of the Company’s $350.0 million Debt Facility to June 25, 2030, revises certain financial covenants to provide improved financial terms, including revisions to the maximum permitted net leverage ratio and the removal of the minimum tangible net worth covenant, and maintains the $200.0 million accordion feature.

The Debt Facility incorporates Sustainability-Linked Loan (“SLL”) targets, which integrate ESG performance measures. The SLL includes incentive pricing terms related to achieving various Sustainability Performance Targets (“SPTs”) including those in safety, climate change, alignment with the World Gold Council’s Responsible Gold Mining Principles (“RGMPs”) and sustainable water management. The SPTs are aligned with the Company’s sustainability targets.

The Debt Facility bears interest at a rate of Term SOFR (subject to a zero floor), a forward-looking term rate based on SOFR, plus a credit spread adjustment and an applicable margin based on the Company’s leverage ratio. The credit spread adjustment is 0.10%. As at September 30, 2026, the applicable margin was 1.88% (December 31, 2025 – 2.25%).

In the first quarter of 2026, the Company fully repaid the outstanding $30.0 million net on the Debt Facility. As at September 30, 2026, the Debt Facility was fully undrawn and the Company had utilized $13.1 million for letters of credit, reducing the available credit of the Debt Facility to $336.9 million (December 31, 2025 – $30.0 million drawn, $13.2 million and $306.8 million, respectively).

The Debt Facility permits spending for general corporate and working capital purposes and to facilitate the development of existing and future projects of the Company. The Debt Facility is subject to conditions, including compliance with financial covenants related to maintaining a net leverage ratio of less than or equal to 3.5 and an interest coverage ratio of greater than or equal to 3.0. As at September 30, 2026, the Company was in compliance with the financial and other covenants under the Debt Facility.

The Debt Facility is secured by all of the material assets of the Company and its material subsidiaries, which currently are its subsidiaries with a direct or indirect interest in the Morelos Complex.

LIQUIDITY AND CAPITAL RESOURCES

The total assets of the Company as at September 30, 2026 were $3,204.1 million (December 31, 2025 – $3,025.4 million), which includes $225.9 million in cash and cash equivalents (December 31, 2025 – $119.5 million).

Net cash generated from operating activities before changes in non-cash operating working capital was $637.1 million for the nine months ended September 30, 2026, compared to $281.6 million for the nine months ended September 30, 2025. The increase in net cash generated from operating activities before changes in non-cash operating working capital of $355.5 million is largely due to a higher average realized gold price and higher gold equivalent ounces sold, partially offset by higher income taxes paid, higher production costs and royalties, and an increase for the cash settlement of share-based compensation.

Net cash used in investing activities for the nine months ended September 30, 2026 was $176.5 million compared to $301.0 million for the nine months ended September 30, 2025. Net cash used in investing activities was lower primarily due to lower Media Luna capitalized expenditures, partially offset by higher capital expenditures related to Media Luna North.

Net cash used in financing activities for the nine months ended September 30, 2026 primarily related to share repurchases of $238.9 million, repayments on the Debt Facility of $30.0 million, dividends paid of $32.0 million, lease principal payments of $17.2 million, and other borrowing costs paid of $12.8 million. The net cash generated from financing activities for the comparative period primarily related to proceeds from the Debt Facility of $90.0 million, net, partially offset by lease principal payments of $12.1 million, share repurchases of $7.2 million and other borrowing costs paid of $17.1 million.

The Company has no debt outstanding as at September 30, 2026 and has $336.9 million available under the Debt Facility with $13.1 million utilized for letters of credit. In July, the Company entered into the First Amending Agreement to its Sixth Amended and Restated Credit Agreement. Under the amended agreement, the $350.0 million Debt Facility matures on June 25, 2030, has no commitment reductions prior to maturity, and can be repaid in full anytime without penalty.

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In 2023, the Company executed purchase agreements with suppliers for the primary production equipment, underground support equipment and personnel transport equipment for operations at Media Luna. These purchases were subsequently assigned to financiers who own the equipment once delivered by the suppliers and then lease the equipment to the Company. In connection with advanced payments made by the financiers to the suppliers ahead of equipment being delivered, the Company executed interest-bearing promissory notes, of which $2.4 million remain outstanding as at September 30, 2026 (December 31, 2025 – $16.7 million). In addition, lease obligations include $72.7 million of leases for this equipment as at September 30, 2026 (December 31, 2025 – $69.4 million).

As at September 30, 2026, the Company’s contractual obligations included TOAs with certain Ejidos and individual landowners; and contractual commitments related to the purchases of goods, energy and services used in the operations at the Morelos Complex. All TOAs can be terminated within one year at the Company’s discretion at any time without penalty.

Production revenue from certain concessions is subject to a 2.5% royalty payable to the Mexican Geological Survey agency. The royalty is accrued based on revenue and is payable on a quarterly basis. For the nine months ended September 30, 2026, the Company paid $35.7 million for the 2.5% royalty relating to the fourth quarter of 2025 and the first and second quarters of 2026 (nine months ended September 30, 2025 – $17.4 million relating to the fourth quarter of 2024 and the first and second quarters of 2025). As at September 30, 2026, the Company accrued $13.3 million for the 2.5% royalty relating to the third quarter of 2026, which was paid in October 2026 (December 31, 2025 – $11.6 million relating to the fourth quarter of 2025, which was paid in January 2026).

The Company is subject to a mining tax of 8.5% on taxable earnings before the deduction of taxes, interest, depreciation and amortization, and a royalty of 1.0% on sales of gold, silver and platinum. Both the mining tax and royalty are payable to the Servicio de Administración Tributaria on an annual basis in March of the following year. In March 2026, the Company paid $64.6 million in respect of the 8.5% and 1.0% mining tax and royalty for 2025 (paid in March 2025 – $39.4 million for 2024). As at September 30, 2026, the Company had accrued $66.6 million and $12.4 million for the 8.5% and 1.0% mining tax and royalty, respectively, to be paid in March 2027 (December 31, 2025 – $53.6 million and $12.0 million, respectively).

Production in the fourth quarter of 2026 is expected to be at a similar level to that achieved in the third quarter. Given the timing of tax and employee profit sharing payments, the Company’s net cash generated from operating activities is generally weighted towards the second half of the year as was the case in 2025 and 2024.

The trends that affect the Company’s liquidity are further described in the “Economic Trends” section of this MD&A.

For discussion of liquidity risks, refer to sections “Financial Risk Management” and “Risks and Uncertainties” of this MD&A.

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Torex Resources Inc. | TSX: TXR

Contractual Commitments

Table 9.

	Payments Due by Period
In millions of U.S. dollars	Less Than 1 Year	1-3 Years	4-5 Years	Greater Than 5 Years	Total
Operating commitments[1]	$306.5	158.7	5.6	—	470.8
Capital commitments[1]	$78.7	14.4	0.8	—	93.9
Accounts payable and accrued liabilities	$199.9	—	—	—	199.9
Derivative contracts	$0.8	2.1	—	—	2.9
Lease-related obligations	$32.3	53.7	19.2	6.7	111.9

Total	$618.2	228.9	25.6	6.7	879.4

1.	Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

During the year ended December 31, 2024, the Company entered into a power purchase agreement for the delivery of 236,520 megawatt hours of electricity per year over a period of five years, at a fixed rate per megawatt hour, subject to annual inflation adjustments. Delivery under the power purchase agreement commenced in December 2024. As at September 30, 2026, the agreement is accounted for as an executory contract on the basis that the contract is held for the purpose of the receipt of a non-financial item in accordance with the expected electricity usage by the Company over the contract term. Included in operating commitments as at September 30, 2026 is $63.3 million relating to the power purchase agreement.

OUTSTANDING SHARE DATA

Table 10.

Outstanding Share Data as at November 3, 2026	Number[1]
Torex Shares	90,250,383
Restricted share units[2]	271,146
Performance share units[3]	516,930
Stock options assumed pursuant to the Prime Mining acquisition[4]	—
Warrants assumed pursuant to the Prime Mining acquisition[5]	8,820

1.

In addition to the above, the Company has 5,526 deferred share units (“DSUs”) outstanding. The DSUs are cash settled and therefore they have been excluded from the outstanding share data as at November 3, 2026.

2.

The balance includes both Restricted Share Units (“RSUs”) and Employee Restricted Share Units (“ERSUs”) issued under the Restricted Share Plan (“RSU Plan”) and the Employee Share Unit (“ESU Plan”), respectively. Each restricted share unit is redeemable for one (i) Torex Share or (ii) its cash equivalent, less applicable tax withholdings.

3.

The number of performance share units that vest is determined by multiplying the number of units granted to the participant, and outstanding at the vesting date, by an adjustment factor, which ranges from 0 to 2.0. Therefore, the number of units that will vest and be settled may be higher or lower than the number of units originally granted to a participant. The adjustment factor is based on the Company’s total shareholder return relative to a group of comparable companies over the applicable period. Under the terms of the plan, the Board of Directors is authorized to determine the adjustment factor.

4.

As of January 1, 2022, the Company ceased the issuance of new stock options and the plan was terminated in March 2025 as the last of the outstanding options were exercised. On October 22, 2025, Torex acquired Prime Mining which resulted in adjustments to the stock options assumed pursuant to the Prime Mining acquisition. A Prime Mining stock option holder is entitled to receive 0.060 of a Torex Share for each Prime Mining share that was issuable upon the exercise of such Prime Mining stock options (rounded down to the nearest whole number). Based on the number of outstanding Prime Mining stock options on October 21, 2025, there were 358,643 Torex Shares issuable upon the exercise of such options at an exercise price equal to the exercise price of the Prime Mining stock options divided by 0.060 (rounded up to the nearest whole cent). All remaining Prime Mining stock options have now expired.

5.

On October 22, 2025, Torex acquired Prime Mining which resulted in adjustments to the warrants assumed pursuant to the Prime Mining acquisition. A warrant holder is entitled to receive 0.060 of a Torex Share for each Prime Mining share that was issuable upon the exercise of such warrants (rounded down to the nearest whole number). Based on the number of outstanding Prime Mining warrants on October 21, 2025, there were 14,301 Torex Shares issuable upon the exercise of such warrants.

Normal course issuer bid

On November 18, 2024, the Company received approval from the TSX of its notice of intention to commence a normal course issuer bid (“NCIB”). Under the NCIB, the Company was authorized to purchase up to 7,116,777 Torex Shares, representing approximately 10% of the public float as of November 13, 2024, during the period commencing on

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Torex Resources Inc. | TSX: TXR

November 21, 2024 and ending on November 20, 2025. The Company purchased 551,102 Torex Shares at an average price of $38.65 (C$54.04) during this period.

On November 19, 2025, the Company received approval from the TSX of its notice of intention to renew its NCIB and is authorized to purchase up to 8,133,430 Torex Shares, representing approximately 10% of the public float as of November 11, 2025, during the period commencing on November 21, 2025 and ending on November 20, 2026. Under the current NCIB, daily purchases are limited to 101,788 Torex Shares, representing 25% of the average daily trading volume of Torex Shares on the TSX for the six-month period ended October 31, 2025 (being 407,154 Torex Shares), except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. The Company will purchase Torex Shares in open market transactions through the facilities of the TSX or alternative trading systems at the representative market price at the time of purchase. All Torex Shares that are repurchased by the Company under the NCIB will be canceled. Securityholders can obtain, without charge, a copy of the notice of intention filed with the TSX by contacting the Company. The Company plans to renew the NCIB prior to expiration on November 20, 2026

During the three and nine months ended September 30, 2026, the Company repurchased 1,755,843 and 4,888,626 Torex Shares, respectively, for $83.8 million (C$117.4 million) and $238.8 million (C$330.1 million), respectively, at an average price per share of $47.74 (C$66.84) and $48.85 (C$67.52), respectively. The book value of the cancelled shares of $70.8 million was recognized as a reduction to share capital, with the remaining $172.5 million recognized as a reduction to retained earnings in the Condensed Consolidated Interim Statements of Financial Position. During the first nine months of 2026, the Company has repurchased approximately 1.8% of the common shares outstanding at the start of 2026, including 5.1% repurchased during the quarter

Dividends

On November 5, 2025, the Company’s Board of Directors declared an inaugural quarterly dividend of C$0.15 per Torex Share. The Board declared a quarterly dividend of C$0.15 per Torex Share in February 2026, a quarterly dividend of C$0.16 per Torex Share in May 2026, and a quarterly dividend of C$0.16 per Torex Share in August 2026.

During the three and nine months ended September 30, 2026, the Company paid dividends of $10.8 million and $32.0 million respectively, which are included in net cash used in financing activities in the Consolidated Statements of Cash Flows (three and nine months ended September 30, 2026 – $nil). In November 2026, the Company declared a quarterly dividend of C$0.16 per Torex Share, payable on December 3, 2026, to shareholders of record on November 19, 2026.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-GAAP financial measures in this MD&A which include: total cash costs, all-in sustaining costs, all-in sustaining costs margin, sustaining and non-sustaining capital expenditures, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net cash (debt), available liquidity and unit cost measures. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and, therefore, may not be comparable to other issuers.

Total Cash Costs

Total cash costs is a common financial measure in the gold mining industry; however, it has no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company reports total cash costs on both a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as costs of sales and net cash generated from operating activities, certain investors use this information to evaluate the Company’s performance. Management uses this metric as an important tool to monitor operating costs. Total cash costs on a by-product basis are calculated as production costs, excluding temporary suspension costs where applicable, and royalties, less by-product credits and including treatment, refining and other cost deductions. Total cash costs on a gold equivalent basis are calculated as production costs, excluding temporary suspension costs where applicable, royalties, and

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Torex Resources Inc. | TSX: TXR

treatment, refining and other cost deductions. Total cash costs on both a by-product basis and a gold equivalent basis are adjusted for realized (gains) losses on foreign currency contracts where applicable. For 2025 and 2026, the Company’s foreign currency contracts were entered into to manage the foreign currency risk on operating expenditures and therefore are adjusted in total cash costs.

All-In Sustaining Costs (“AISC”)

AISC is a common financial measure in the gold mining industry; however, it has no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as cost of sales and net cash generated from operating and investing activities, certain investors use this information to evaluate the Company’s operating performance and its ability to generate free cash flow from current operations. Management uses this metric as an important tool to monitor operating and capital costs. In addition, the Compensation Committee of the Board of Directors uses certain of these measures, together with other measures, to set incentive compensation goals and assess performance.

Torex reports AISC in accordance with the guidance issued by the World Gold Council (“WGC”) in 2018. The WGC definition of AISC seeks to extend the definition of total cash costs by adding corporate general and administrative costs, reclamation and remediation costs (including accretion and amortization), sustaining exploration and study costs, capitalized stripping costs, sustaining capital expenditures and sustaining leases, and represents the total costs of producing gold from current operations. Non-sustaining capital expenditures are primarily those related to new operations and major projects at existing operations that are expected to materially benefit the current operation. The determination of classification of sustaining versus non-sustaining requires judgement by management. AISC excludes income tax payments, interest costs, costs related to business acquisitions, costs related to growth projects and other expenses not related to ongoing operations. Consequently, these measures are not representative of all of the Company’s cash expenditures. In addition, the calculation of AISC does not include depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company’s overall profitability. Other companies may quantify these measures differently because of different underlying principles and policies applied. Differences may also occur due to different definitions of sustaining versus non-sustaining capital.

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Torex Resources Inc. | TSX: TXR

Reconciliation of Total Cash Costs and All-in Sustaining Costs to Production Costs and Royalties

The following table provides a reconciliation of total cash costs and all-in sustaining costs to production costs and royalties as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 11.

In millions of U.S. dollars, unless otherwise noted		Three Months Ended			Nine Months Ended
		Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Gold sold	oz	96,450	68,058	94,626	245,741	217,875
Total cash costs per oz sold
Production costs		$166.9	166.2	140.0	484.4	311.3
Royalties		$17.7	13.4	13.6	50.1	28.2
Silver credits[1]		$(34.5)	(30.9)	(20.0)	(112.6)	(31.3)
Copper credits[1]		$(100.9)	(80.6)	(61.8)	(270.3)	(96.4)
Treatment, refining and other cost deductions		$(4.1)	(1.4)	2.4	(7.9)	3.6
Realized gain on foreign currency contracts		$(1.4)	(1.6)	(2.8)	(3.4)	(4.6)

Total cash costs		$43.7	65.1	71.4	140.3	210.8
Total cash costs per oz sold	$/oz	453	957	755	571	968
All-in sustaining costs per oz sold
Total cash costs		$43.7	65.1	71.4	140.3	210.8
General and administrative costs[2]		$10.5	9.5	9.2	30.2	25.7
Reclamation and remediation costs		$2.3	1.9	1.3	6.2	3.4
Sustaining capital expenditure[3]		$37.8	39.1	32.1	106.6	75.1

Total all-in sustaining costs		$94.3	115.6	114.0	283.3	315.0
Total all-in sustaining costs per oz sold	$/oz	978	1,699	1,205	1,153	1,446
Gold equivalent sold[4]	oz AuEq	127,395	92,351	118,082	328,968	255,572

Total cash costs per oz AuEq sold
Production costs		$166.9	166.2	140.0	484.4	311.3
Royalties		$17.7	13.4	13.6	50.1	28.2
Treatment, refining and other cost deductions		$(4.1)	(1.4)	2.4	(7.9)	3.6
Realized gain on foreign currency contracts		$(1.4)	(1.6)	(2.8)	(3.4)	(4.6)

Total cash costs		$179.1	176.6	153.2	523.2	338.5
Total cash costs per oz AuEq sold[4]	$/oz AuEq	1,406	1,912	1,297	1,590	1,324
All-in sustaining costs per oz AuEq sold
Total cash costs		$179.1	176.6	153.2	523.2	338.5
General and administrative costs[2]		$10.5	9.5	9.2	30.2	25.7
Reclamation and remediation costs		$2.3	1.9	1.3	6.2	3.4
Sustaining capital expenditure[3]		$37.8	39.1	32.1	106.6	75.1

Total all-in sustaining costs		$229.7	227.1	195.8	666.2	442.7
Total all-in sustaining costs per oz AuEq sold[4]	$/oz AuEq	1,803	2,459	1,658	2,025	1,732

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.

2.

This amount excludes a loss of $4.8 million, gain of $0.8 million and loss of $10.7 million for the three months ended September 30, 2026, June 30, 2026, and September 30, 2025, respectively, and a loss of $5.2 million and loss of $24.5 million for the nine months ended September 30, 2026 and September 30, 2025, respectively, in relation to the remeasurement of share-based payments. This amount also excludes corporate depreciation and amortization expenses totalling $nil, $nil and $0.1 million for the three months ended September 30, 2026, June 30, 2026, and September 30, 2025, respectively, $0.1 million and $0.2 million for the nine months ended September 30, 2026 and September 30, 2025, respectively, within general and administrative costs. Included in general and administrative costs is share-based compensation expense in the amount of $2.1 million or $22/oz ($16/oz AuEq) for the three months ended September 30, 2026, $2.0 million or $29/oz ($22/oz AuEq) for the three months ended June 30, 2026, $2.0 million or $21/oz ($17/oz AuEq) for the three months ended September 30, 2025, $6.4 million or $26/oz ($19/oz AuEq) for the nine months ended September 30, 2026 and $6.1 million or $28/oz ($24/oz AuEq) for the nine months ended September 30, 2025.

3.

Sustaining capital expenditures includes lease payments (principal and interest) of $8.8 million, $7.8 million and $7.1 million for the three months ended September 30, 2026, June 30, 2026, and September 30, 2025, respectively, and $24.3 million and $12.7 million for the nine months ended September 30, 2026 and September 30, 2025, respectively.

4.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

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Torex Resources Inc. | TSX: TXR

Reconciliation of Sustaining and Non-Sustaining Capital Expenditures to Additions to Property, Plant and Equipment

The following table provides a reconciliation of capital expenditures to additions to property, plant and equipment as reported in the Condensed Consolidated Interim Statements of Cash Flows:

Table 12.

In millions of U.S. dollars		Three Months Ended		Nine Months Ended
	Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Sustaining	$29.0	31.3	25.0	82.3	62.4
Lease payments (sustaining)	$8.8	7.8	7.1	24.3	12.7

Total sustaining	$37.8	39.1	32.1	106.6	75.1

Non-sustaining
Media Luna Project[1]	$17.1	14.9	26.2	40.2	130.6
Media Luna North Project	$19.8	12.0	6.9	46.5	15.4
Media Luna North drilling	$4.0	2.9	5.7	10.0	7.8
Working capital changes and other	$(11.6)	(7.2)	(10.0)	(25.9)	56.3

Capital expenditures[2]	$67.1	61.7	60.9	177.4	285.2

1.

Non-sustaining capital expenditures includes lease payments (principal and interest) of $nil, $nil and $nil for the three months ended September 30, 2026, June 30, 2026, and September 30, 2025, respectively, and $nil and $5.1 million for the nine months ended September 30, 2026 and September 30, 2025, respectively.

2.	The amount of cash expended on additions to property, plant and equipment in the period as reported in the Condensed Consolidated Interim Statements of Cash Flows.

Average Realized Gold Price

Average realized gold price on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these measures to better understand the gold price and margin realized throughout a period.

Average realized gold price on a by-product basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, less silver credits and copper credits, adjusted for treatment, refining and other cost deductions and realized gains (losses) on gold contracts and gold QP Hedges where applicable, divided by ounces of gold sold. Average realized gold price on a gold equivalent basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, adjusted for treatment, refining and other cost deductions and realized gains (losses) on gold contracts and QP Hedges where applicable, divided by ounces of gold equivalent sold.

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Torex Resources Inc. | TSX: TXR

Reconciliation of Average Realized Gold Price to Revenue

The following table provides a reconciliation of average realized gold price on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) to revenue as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 13.

		Three Months Ended			Nine Months Ended
In millions of U.S. dollars, unless otherwise noted		Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Gold sold	oz	96,450	68,058	94,626	245,741	217,875
Revenue		$555.0	406.9	416.4	1,501.2	840.3
Silver credits[1]		$(34.5)	(30.9)	(20.0)	(112.6)	(31.3)
Copper credits[1]		$(100.9)	(80.6)	(61.8)	(270.3)	(96.4)
Treatment, refining and other cost deductions		$(4.1)	(1.4)	2.4	(7.9)	3.6
Realized loss on gold contracts		$—	—	(1.3)	—	(3.4)
Realized gain on gold QP Hedges		$—	8.3	—	8.3	—

Total proceeds		$415.5	302.3	335.7	1,118.7	712.8
Average realized gold price	$/oz	4,308	4,442	3,548	4,552	3,272

Gold equivalent sold[2]	oz AuEq	127,395	92,351	118,082	328,968	255,572
Revenue		$555.0	406.9	416.4	1,501.2	840.3
Treatment, refining and other cost deductions		$(4.1)	(1.4)	2.4	(7.9)	3.6
Realized loss on gold contracts		$—	—	(1.3)	—	(3.4)
Realized gain (loss) on QP Hedges		$—	12.4	—	(2.0)	—

Total proceeds		$550.9	417.9	417.5	1,491.3	840.5
Average realized gold price	$/oz AuEq	4,324	4,525	3,536	4,533	3,289

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

All-in Sustaining Costs Margin and All-in Sustaining Costs Margin Per Oz Sold

AISC margin and AISC margin on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these measures to evaluate the Company’s performance and ability to generate operating income to fund its capital investment and service its debt. AISC margin on a by-product basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, less silver and copper credits, and adjusted for treatment, refining and other cost deductions and realized gains (losses) on gold contracts and QP Hedges where applicable, and AISC. AISC margin on a gold equivalent basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, less treatment, refining and other cost deductions, realized gains (losses) on gold contracts and QP Hedges where applicable, and AISC. All-in sustaining costs margin per oz sold reflects the average realized gold price per oz sold less all-in sustaining costs per oz sold on both a by-product and gold equivalent basis.

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Torex Resources Inc. | TSX: TXR

Reconciliation of All-in Sustaining Costs Margin to Revenue

The following table provides a reconciliation of all-in sustaining costs margin to revenue as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 14.

		Three Months Ended			Nine Months Ended
In millions of U.S. dollars, unless otherwise noted		Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Gold sold	oz	96,450	68,058	94,626	245,741	217,875
Revenue		$555.0	406.9	416.4	1,501.2	840.3
Silver credits[1]		$(34.5)	(30.9)	(20.0)	(112.6)	(31.3)
Copper credits[1]		$(100.9)	(80.6)	(61.8)	(270.3)	(96.4)
Treatment, refining and other cost deductions		$(4.1)	(1.4)	2.4	(7.9)	3.6
Realized loss on gold contracts		$—	—	(1.3)	—	(3.4)
Realized gain on gold QP Hedges		$—	8.3	—	8.3	–
All-in sustaining costs		$(94.3)	(115.6)	(114.0)	(283.3)	(315.0)

All-in sustaining costs margin		$321.2	186.7	221.7	835.4	397.8

Average realized gold price	$/oz	4,308	4,442	3,548	4,552	3,272
Total all-in sustaining costs margin	$/oz	3,330	2,743	2,343	3,399	1,826
Total all-in sustaining costs margin	%	77	62	66	75	56

Gold equivalent sold[2]	oz AuEq	127,395	92,351	118,082	328,968	255,572
Revenue		$555.0	406.9	416.4	1,501.2	840.3
Treatment, refining and other cost deductions		$(4.1)	(1.4)	2.4	(7.9)	3.6
Realized loss on gold contracts		$—	—	(1.3)	—	(3.4)
Realized gain (loss) on QP Hedges		$—	12.4	—	(2.0)	—
All-in sustaining costs		$(229.7)	(227.1)	(195.8)	(666.2)	(442.7)

All-in sustaining costs margin		$321.2	190.8	221.7	825.1	397.8

Average realized gold price	$/oz AuEq	4,324	4,525	3,536	4,533	3,289
Total all-in sustaining costs margin[2]	$/oz AuEq	2,521	2,066	1,878	2,508	1,557
Total all-in sustaining costs margin	%	58	46	53	55	47

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Adjusted net earnings and adjusted net earnings per share (basic and diluted) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these metrics to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.

Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: temporary suspension costs where applicable, the impact of unrealized foreign exchange (gains) losses, unrealized (gains) losses on derivative contracts excluding QP Hedges, impairment losses, (gains) losses on remeasurement of share-based payments, derecognition of provisions for uncertain tax positions, and the tax effect of currency translation on tax base, net of the tax effect of these adjustments. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined under IFRS.

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Torex Resources Inc. | TSX: TXR

In the first quarter of 2026, the Company revised its calculation of adjusted net earnings by no longer removing unrealized gains or losses on QP Hedges in the determination of adjusted net earnings. This improves consistency with the Company’s treatment of price adjustments on provisionally priced concentrate sales. Unrealized gains or losses on other derivative contracts continue to be removed when determining adjusted net earnings. The prior periods have been recast to conform with this change.

Reconciliation of Adjusted Net Earnings to Net Income

The following table provides a reconciliation of adjusted net earnings to net income as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 15.

		Three Months Ended			Nine Months Ended
In millions of U.S. dollars, unless otherwise noted		Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Basic weighted average shares outstanding	shares	92,501,366	93,363,973	86,095,076	93,716,067	86,142,060
Diluted weighted average shares outstanding	shares	93,107,606	94,010,575	87,458,380	94,370,871	87,382,825
Net income		$155.2	113.8	114.4	476.5	236.6
Adjustments:
Unrealized foreign exchange gain		$(0.1)	(1.2)	(8.1)	(2.1)	(6.4)
Unrealized loss (gain) on derivative contracts, excluding QP Hedges		$6.2	(3.6)	1.4	2.7	(6.8)
Loss (gain) on remeasurement of share-based payments		$4.8	(0.8)	10.7	5.2	24.5
Derecognition of provisions for uncertain tax positions		$—	—	—	(12.7)	(9.2)
Tax effect of above adjustments		$(1.9)	1.5	2.0	(0.2)	4.0
Tax effect of currency translation on tax base		$15.9	(24.8)	(17.0)	(4.7)	(59.6)

Adjusted net earnings		$180.1	84.9	103.4	464.7	183.1
Per share – Basic	$/share	1.95	0.91	1.20	4.96	2.13
Per share – Diluted	$/share	1.93	0.90	1.18	4.92	2.10

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use these measures to evaluate the operating performance of the Company. Presenting these measures from period to period helps identify and evaluate earnings trends more readily in comparison with results from prior periods. EBITDA is defined as net income adjusted to exclude depreciation and amortization, net finance (income) costs and income tax expense (recovery). Adjusted EBITDA is defined as EBITDA adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: temporary suspension costs (if applicable), the impact of unrealized foreign exchange (gains) losses, unrealized (gains) losses on derivative contracts excluding QP Hedges, (gains) losses on remeasurement of share-based payments, and certain impairment losses (if applicable).

In the first quarter of 2026, the Company revised its calculation of adjusted EBITDA by no longer removing unrealized gains or losses on QP Hedges in the determination of adjusted EBITDA. This improves consistency with the Company’s treatment of price adjustments on provisionally priced concentrate sales. Unrealized gains or losses on all other derivative contracts continue to be removed when determining adjusted EBITDA. The prior periods have been recast to conform with this change.

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Torex Resources Inc. | TSX: TXR

Reconciliation of EBITDA and Adjusted EBITDA to Net Income

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 16.

In millions of U.S. dollars	Three Months Ended			Nine Months Ended
	Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Net income	$155.2	113.8	114.4	476.5	236.6
Finance costs (income) and other, net	$2.0	(0.7)	7.2	4.0	15.0
Depreciation and amortization[1]	$60.7	49.1	53.9	166.3	114.8
Current income tax expense	$100.5	76.2	94.5	265.4	135.1
Deferred income tax expense (recovery)	$14.9	(29.3)	(34.7)	(11.7)	(64.0)

EBITDA	$333.3	209.1	235.3	900.5	437.5

Adjustments:
Unrealized loss (gain) on derivative contracts, excluding QP Hedges	$6.2	(3.6)	1.4	2.7	(6.8)
Unrealized foreign exchange gain	$(0.1)	(1.2)	(8.1)	(2.1)	(6.4)
Loss (gain) on remeasurement of share-based payments	$4.8	(0.8)	10.7	5.2	24.5

Adjusted EBITDA	$344.2	203.5	239.3	906.3	448.8

1.	Includes depreciation and amortization included in cost of sales, general and administrative expenses and exploration and evaluation expenses.

Free Cash Flow

Free cash flow is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company defines free cash flow as net cash generated from operating activities less cash outlays for capital expenditures, lease payments and interest and other borrowing costs paid (including borrowing costs capitalized to property, plant and equipment), as well as net changes in value-added tax receivables (non-cash working capital for investing activities). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s operating performance and its ability to fund operating and capital expenditures without reliance on additional borrowing.

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Torex Resources Inc. | TSX: TXR

Reconciliation of Free Cash Flow to Net Cash Generated from (used in) Operating Activities

The following table provides a reconciliation of free cash flow to net cash generated from (used in) operating activities as reported in the Condensed Consolidated Interim Statements of Cash Flows:

Table 17.

In millions of U.S. dollars	Three Months Ended			Nine Months Ended
	Sep 30, 2026	Jun 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Net cash generated from operating activities	$231.0	167.6	186.8	608.4	244.7
Adjusted for:
Additions to property, plant and equipment[1]	$(67.1)	(61.7)	(60.9)	(177.4)	(285.2)
Value-added tax receivables, net[2]	$(4.3)	(0.4)	(0.8)	0.9	13.1
Lease payments	$(6.5)	(5.3)	(4.8)	(17.2)	(12.1)
Interest and other borrowing costs paid[3]	$(2.7)	(6.0)	(7.8)	(12.8)	(18.8)

Free cash flow	$150.4	94.2	112.5	401.9	(58.3)

1.	The amount of cash expended on additions to property, plant and equipment in the period as reported on the Condensed Consolidated Interim Statements of Cash Flows.
2.	Included in investing activities as reported on the Condensed Consolidated Interim Statements of Cash Flows.
3.	Including borrowing costs capitalized to property, plant and equipment.

Net Cash (Debt)

Net cash (debt) is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. Net cash (debt) is defined as total cash and cash equivalents and short-term investments less lease-related obligations and debt, adjusted to exclude unamortized deferred finance charges, at the end of the period. This measure is used by management, and may be used by certain investors, to measure the Company’s debt leverage.

Reconciliation of Net Cash (Debt) to Cash and Cash Equivalents

The following table provides a reconciliation of net cash (debt) to cash and cash equivalents as reported in the Condensed Consolidated Interim Statements of Financial Position:

Table 18.

In millions of U.S. dollars	Sep 30, 2026	Jun 30, 2026	Dec 31, 2025	Sep 30, 2025
Cash and cash equivalents	$225.9	169.4	119.5	107.1
Adjusted for:
Debt	$—	—	(27.6)	(152.4)
Lease-related obligations	$(94.1)	(99.4)	(105.6)	(100.0)
Deferred finance charges	$—	—	(2.4)	(2.6)

Net cash (debt)	$131.8	70.0	(16.1)	(147.9)

Available Liquidity

Available liquidity is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. Available liquidity is defined as total cash and cash equivalents and short-term investments and the available credit on the Debt Facility (undrawn capacity less letters of credits utilized). This measure is used by management, and may be used by certain investors, to measure the Company’s liquidity position.

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Torex Resources Inc. | TSX: TXR

Reconciliation of Available Liquidity to Cash and Cash Equivalents

The following table provides a reconciliation of available liquidity to cash and cash equivalents as reported in the Condensed Consolidated Interim Statements of Financial Position:

Table 19.

In millions of U.S. dollars	Sep 30, 2026	Jun 30, 2026	Dec 31, 2025	Sep 30, 2025
Cash and cash equivalents	$225.9	169.4	119.5	107.1
Available credit of the Debt Facility	$336.9	336.9	306.8	181.9

Available liquidity	$562.8	506.3	426.3	289.0

Unit Cost Measures

Unit cost measures are non-GAAP financial measures with no standardized meaning under IFRS and they may not be comparable to similar financial measures disclosed by other issuers. The Company defines unit cost measures as components of production costs calculated on a per unit basis (tonnes mined or tonnes processed). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as costs of sales, certain investors use this information to evaluate the Company’s operating performance and, in addition to sales, its ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs.

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Torex Resources Inc. | TSX: TXR

Reconciliation of Unit Cost Measures to Production Costs

The following table provides a reconciliation of unit cost measures to production costs as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 20.

In millions of U.S. dollars, unless otherwise noted	Three Months Ended									Nine Months Ended
	Sep 30, 2026			Jun 30, 2026			Sep 30, 2025			Sep 30, 2026			Sep 30, 2025
Gold equivalent sold (oz AuEq)		127,395			92,351			118,082			328,968			255,572
Gold sold (oz)		96,450			68,058			94,626			245,741			217,875
Tonnes mined – ELG open pit (kt)		—			—			251			—			1,965
Tonnes mined – ELG underground (kt)		281			280			272			837			713
Tonnes mined – Media Luna underground (kt)[1]		758			702			566			2,142			855
Tonnes processed (kt)		993			982			1,040			2,920			2,553
Total cash costs:
Total cash costs ($) – gold equivalent basis		179.1			176.6			153.2			523.2			338.5
Total cash costs per oz AuEq sold ($)		1,406			1,912			1,297			1,590			1,324
Total cash costs ($) – gold only basis		43.7			65.1			71.4			140.3			210.8
Total cash costs per oz sold ($)		453			957			755			571			968
Breakdown of production costs	$		$/t	$		$/t	$		$/t	$		$/t	$		$/t
Mining – ELG open pit		—	—		—	—		2.2	8.75		—	—		16.1	8.19
Mining – ELG underground		24.7	87.83		26.2	93.41		21.0	77.17		72.7	86.77		53.9	75.63
Mining – Media Luna underground[1]		38.8	51.13		38.1	54.33		25.4	44.88		109.9	51.30		38.1	44.56
Processing		59.3	59.75		55.9	56.90		45.3	43.56		162.3	55.59		109.5	42.88
Site support		25.3	25.40		29.3	29.89		23.9	22.98		80.9	27.70		51.3	20.09
Mexican profit sharing (PTU)		7.5	7.55		10.2	10.38		7.7	7.40		27.1	9.28		17.0	6.66
Inventory movement		3.8			(4.4)			7.4			4.2			10.7
Concentrate logistics		7.3			8.3			5.1			21.1			8.5
Other		0.2			2.6			2.0			6.2			6.2

Production costs		166.9			166.2			140.0			484.4			311.3

1.	Media Luna underground tonnes mined and mining costs are reported post the declaration of commercial production on May 1, 2025.

ADDITIONAL IFRS FINANCIAL MEASURES

The Company has included the additional IFRS measures “Earnings from mine operations” and “Net cash generated from operating activities before changes in non-cash operating working capital” in its financial statements.

“Earnings from mine operations” provides useful information to management and investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, investments made in respect of sustaining capital expenditures, and costs of corporate general and administrative expenses, exploration and evaluation expenses, other expenses, foreign exchange gains and losses, derivative gains and losses, finance costs and income, and taxation.

“Net cash generated from operating activities before changes in non-cash operating working capital” provides useful information to management and investors as an indication of the cash flows from operations before consideration of the impact of changes in operating working capital in the period.

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Torex Resources Inc. | TSX: TXR

ECONOMIC TRENDS

The market price for gold and foreign currency exchange rates are the most significant external factors that affect the Company’s financial performance.

Table 21.

		Three Months Ended		Nine Months Ended
		Sep 30, 2026	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Average market spot prices[1]
Gold	$/oz	4,262	3,457	4,545	3,201
Silver	$/oz	62.59	39.40	73.24	35.05
Copper	$/lb	6.40	4.44	6.09	4.33
Closing market exchange rates[2]
Mexican peso : U.S. dollar	Peso : $	17.8	18.4	17.8	18.4
Canadian dollar : U.S. dollar	C$ : $	1.42	1.39	1.42	1.39
Average market exchange rates[2]
Mexican peso : U.S. dollar	Peso : $	17.3	18.6	17.4	19.5
Canadian dollar : U.S. dollar	C$ : $	1.40	1.38	1.39	1.40

1.	Based on the LBMA PM fix for gold, LBMA fix for silver and LME cash-settlement price for copper.
2.	Sources: Bank of Mexico for the Mexican peso and Bank of Canada for the Canadian dollar.

Metal prices

The Company’s profitability and operating cash flows are significantly impacted by the price of gold.

In the first nine months of 2026, based on closing prices, gold prices decreased 4%. In the first nine months of 2025, based on closing prices, gold prices increased 47%. In January 2025, the Company entered into gold put options to sell 155,000 oz of gold in 2025 at a strike price of $2,500 per oz. As at September 30, 2026, the Company had no further outstanding gold put options.

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Torex Resources Inc. | TSX: TXR

Foreign exchange rates

The functional currency of the Company and its subsidiaries is the U.S. dollar, and it is, therefore, exposed to financial risk related to foreign exchange rates.

Changes in exchange rates are expected to have an impact on the Company’s results. Approximately 68% of the Company’s payments for the nine months ended September 30, 2026 were incurred in Mexican pesos. In addition, the Company is exposed to foreign exchange risk on its non-U.S. dollar denominated monetary assets and liabilities. The average exchange rates of the Mexican peso relative to the U.S. dollar were MXN 17.4 and MXN 19.5 to $1 for the nine months ended September 30, 2026 and 2025, respectively, representing a 10.9% appreciation in the Mexican peso. To manage the foreign currency risk on operating expenditures to 2027, the Company entered into a series of zero-cost collars to hedge against changes in foreign exchange rates of the Mexican peso.

As at September 30, 2026, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $12.0 million between October 2026 and September 2027 have a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1. For details of the remaining foreign exchange collar contracts, refer to Table 23. To further manage the foreign currency risk on operating expenditures to 2028, the Company entered into foreign exchange forward contracts to hedge against changes in foreign exchange rates of the Mexican peso. As at September 30, 2026, the remaining MXN/USD foreign exchange forwards are for the purchase of MXN 3,223.0 million for $177.3 million between October 2026 and September 2028 at a weighted average MXN/USD foreign exchange rate of 18.18:1. For details of the remaining foreign exchange forward contracts, refer to Table 24.

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Torex Resources Inc. | TSX: TXR

SUMMARY OF QUARTERLY RESULTS

Quarterly Results for the Eight Most Recently Completed Quarters

Table 22.

		2026		2025				2024
In millions of U.S. dollars, unless otherwise noted		Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Financial Results
Revenue		$555.0	406.9	539.3	465.3	416.4	253.9	170.0	295.0
Net income		$155.2	113.8	207.5	166.8	114.4	83.2	39.0	60.4
Per share – Basic	$/share	1.68	1.22	2.18	1.78	1.33	0.97	0.45	0.70
Per share – Diluted	$/share	1.67	1.20	2.16	1.76	1.31	0.95	0.45	0.69

For each of the eight most recently completed quarters, the financial data was prepared in accordance with IFRS. The presentation and functional currency are in U.S. dollars. The quarterly results are unaudited. Sum of all the quarters may not add up to annual or year to date totals due to rounding.

Net income has fluctuated based on, among other factors, the quantity and grade of ore mined and processed, metal prices, foreign exchange rates, current and deferred income tax recoveries and expenses, consumption rates and unit costs of plant reagents consumed, interest income and movements in the Company’s share price. Metal prices affect the Company’s realized sales prices of its production, gains and losses on commodity derivative contracts entered into, and TOAs with local communities. Fluctuations in the value of the Mexican peso and Canadian dollar relative to the U.S. dollar affect the Company’s operating and corporate expenses, foreign currency derivative gains and losses, income taxes, and the value of non-U.S. dollar denominated monetary assets and liabilities such as cash, VAT receivables, accounts payable and lease-related obligations. Changes in the value of the Mexican peso also impact the tax basis of non-monetary assets and liabilities considered in the Company’s deferred tax assets and liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Refer to Notes 3 and 4 in the Company’s audited consolidated financial statements for the years ended December 31, 2025 and 2024.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 3 in the Company’s condensed consolidated interim financial statements for the three months ended September 30, 2026 and Note 3 in the Company’s audited consolidated financial statements for the years ended December 31, 2025 and 2024.

FINANCIAL RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include liquidity risk, interest rate risk, foreign currency risk and commodity price risk, and are detailed in Note 25 of the Company’s audited consolidated financial statements for the years ended December 31, 2025 and 2024.

Foreign Currency Risk

Foreign Exchange Zero-Cost Collars

In 2024, the Company entered into a series of zero-cost collars whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the Mexican peso between July 2024 and December 2025 for a total notional value of $123.7 million, with a weighted average put strike (floor) rate of 19.41:1 and a weighted average call strike (ceiling) rate of 21.32:1.

In October 2025, the Company entered into an additional series of zero-cost collars, whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the MXN between January 2026 and September 2027 for a total notional value of $21.0 million, with a

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Torex Resources Inc. | TSX: TXR

weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1. The Company intends to enter into additional foreign currency contracts to hedge against changes in foreign exchange rates of the MXN on a rolling 24-month basis.

As at September 30, 2026, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $12.0 million between October 2026 and September 2027 have a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1.

Table 23.

	Weighted Average Put Strike (Floor) Rate	Weighted Average Call Strike (Ceiling) Rate	Weighted Average Collar
Settlement Date (Quarter)	(MXN/USD)	(MXN/USD)	Amount (USD)
Q4 2026	18.50	20.20	3,000,000
Q1 2027	18.50	20.20	3,000,000
Q2 2027	18.50	20.20	3,000,000
Q3 2027	18.50	20.20	3,000,000

Total	18.50	20.20	12,000,000

Foreign Exchange Forwards

In 2024, the Company entered into foreign exchange forward contracts to purchase MXN 924.3 million for $44.0 million between January 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1, and all of which had expired on or prior to December 2025.

In the first quarter of 2026, the Company entered into foreign exchange forward contracts to purchase MXN 3,947.2 million for $218.0 million between January 2026 and December 2027 at a weighted average MXN/USD foreign exchange rate of 18.11:1. In the second quarter of 2026, the Company entered into foreign exchange forward contracts to purchase MXN 1,809.4 million for $103.0 between May 2026 and May 2028 at a weighted average MXN/USD foreign exchange rate of 17.57:1. In the third quarter of 2026, the Company entered into foreign exchange forward contracts to purchase MXN 1,262.0 million for $70.3 between March 2027 and September 2028 at a weighted average MXN/USD foreign exchange rate of 17.96:1.

As at September 30, 2026, the remaining MXN/USD foreign exchange forwards are for the purchase of MXN 3,223.0 million for $177.3 million between October 2026 and September 2028 at a weighted average MXN/USD foreign exchange rate of 18.18:1.

Table 24.

	Weighted Average Foreign Exchange Rate	Weighted Average
Settlement Date (Quarter)	(MXN/USD)	Forward Amount (USD)
Q4 2026	18.23	25,000,000
Q1 2027	18.43	33,000,000
Q2 2027	18.10	31,500,000
Q3 2027	18.10	31,500,000
Q4 2027	18.17	18,750,000
Q1 2028	18.06	12,500,000
Q2 2028	18.09	12,500,000
Q3 2028	18.10	12,500,000

Total	18.18	177,250,000

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Torex Resources Inc. | TSX: TXR

Commodity Price Risk

Gold Put Options

In January 2025, the Company entered into gold put options to sell 155,000 oz of gold between January 2025 and December 2025 at a strike price of $2,500 per oz. These contracts expired in December 2025, and as at September 30, 2026, the Company had no further gold put option contracts outstanding.

Quotational Period Hedges

The Company enters into QP Hedges to mitigate exposure to price fluctuations on provisionally priced concentrate sales, with the objective of achieving final settlement prices of one month after shipment. Under certain of the Company’s concentrate sales contracts, sales prices are subject to final adjustment based on quoted market prices during the quotational period specified in the underlying sales agreements.

Given pricing elections by certain customers, in the first quarter of 2026, the Company entered into QP Hedges on 17,500 ounces of gold and 153,000 ounces of silver to achieve final settlement prices of one month after shipment. In the second and third quarters of 2026, the Company did not enter into any additional QP Hedges (year ended December 31, 2025 – the Company entered into QP Hedges on 546,620 ounces of silver and 4,945 tonnes of copper to achieve this price). These QP Hedges do not qualify for hedge accounting under IFRS 9. Accordingly, they are classified as financial instruments measured at FVTPL, with changes in fair value recognized in the Condensed Consolidated Interim Statements of Operations and Comprehensive Income in the period in which they arise. As at September 30, 2026, the Company did not have any QP Hedge contracts outstanding (December 31, 2025 – $8.5 million liability).

RISKS AND UNCERTAINTIES

The Company is subject to various operational, financial, compliance and other risks, uncertainties, contingencies and other factors which could materially adversely affect the Company’s future business, operations, and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading “Cautionary Notes”.

Management monitors the principal risks and uncertainties to the Company’s business, financial condition, and results of operations for new or elevated risks and supplements, when necessary, its disclosure under “Financial Risk Management” and below. Readers are cautioned that no enterprise risk management framework or system can ensure that all risks to the Company, at any point in time, are accurately identified, assessed, managed or effectively controlled and mitigated.

The nature of the Company’s activities and the locations in which it operates mean that the Company’s business generally is exposed to significant risk factors, known and unknown, many of which are beyond its control.

For a comprehensive discussion of risks faced by the Company, which may cause the actual financial results, performance or achievements of the Company to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and Chief Executive Officer, and Chief Financial Officer of the Company, are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control framework was designed based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The President and Chief Executive Officer, and Chief Financial Officer evaluated or caused to be evaluated under their supervision the design of internal controls over financial reporting as defined by NI 52-109 as at September 30, 2026. Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting were designed effectively as at September 30, 2026.

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Torex Resources Inc. | TSX: TXR

There was no change in the Company’s internal control over financial reporting that occurred during the third quarter of 2026 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. The Company’s President and Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures, that as at September 30, 2026, the Company’s disclosure controls and procedures have been designed effectively to provide reasonable assurance that material information is made known to them by others within the Company.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

QUALIFIED PERSONS

The scientific and technical information contained in this MD&A has been reviewed and approved by Dave Stefanuto, P. Eng., Executive Vice President, Technical Services and Capital Projects of Torex Resources Inc. and a Qualified Person under NI 43-101.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s most recent AIF, is filed on SEDAR+ at www.sedarplus.ca, and is available upon request from the Company.

CAUTIONARY NOTES

Forward-Looking Statements

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Forward-Looking Information includes, but is not limited to, information with respect to: the Company’s strategic objectives and plans to optimize the Morelos Complex, grow mineral reserves and resources, pursue disciplined growth and capital allocation, deliver development projects, attract and retain talent, pursue responsible mining practices and seek opportunities to acquire assets that enable diversification and deliver value to shareholders; the Company’s 2026 production, sales, cost, capital expenditure and exploration guidance and expectations concerning its ability to achieve such guidance, including expected production and mined grades in the fourth quarter of 2026; expected depreciation and amortization for 2026; expectations regarding reagent consumption and reagent costs, including the expected persistence of cost pressures through 2027; the Company’s return of capital program, including its target to return approximately $350 million to shareholders during 2026 through dividends and share repurchases, and its plans to renew its normal course issuer bid; Media Luna North development plans, expenditures, construction, equipment deliveries, definition drilling, pre-operational activities and the timing of first production; exploration and drilling plans, expenditures, objectives and potential results at the Morelos Complex, Los Reyes and the Company’s early-stage exploration properties, including expectations regarding the conversion, extension and growth of mineral resources and mineral reserves and the expected timing of the Company’s year-end mineral reserve and resource update; plans for the Los Reyes Project, including field investigation, geotechnical, exploration, resource modelling and other work in support of the prefeasibility study, the

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Torex Resources Inc. | TSX: TXR

timing and progression of prefeasibility-level engineering and the potential to derisk and upgrade the resource model; plans and potential future exploration activities at Gryphon Summit, Medicine Springs, Batopilas, Guigui and La Gloria; the planned secondary listing of the Torex Shares on the NYSE, including the anticipated benefits of such listing, timing, approvals and satisfaction of applicable listing conditions; the timing and outcome of the physical climate-risk and vulnerability assessment for the Morelos Complex and other safety, environmental, social and governance objectives and initiatives; and the Company’s intention to enter into additional foreign currency contracts to hedge against changes in the Mexican peso/U.S. dollar exchange rate. Forward-Looking Information also includes the Company’s key strategic objectives: optimize Morelos production and costs, disciplined growth and capital allocation, grow reserves and resources, project delivery excellence, retain and attract best industry talent, and be an industry leader in responsible mining. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” “believes”, “potential”, “objective”, “target”, “guided” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “will occur,” or “be achieved.” Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information. Such risks, include, without limitation, risks relating to commodity prices, foreign exchange rates, inflationary pressures, labour availability and costs, equipment availability and performance, mining and processing performance, actual grades and recoveries achieved, permitting and regulatory developments, community relations, security conditions, project execution and scheduling, and the timing and success of development and exploration activities and other risks factors disclosed herein and elsewhere in the Company’s public disclosure, including, the AIF and annual MD&A. Such forward-looking information is based on assumptions including, among others, assumptions regarding commodity prices; foreign exchange rates, including the Mexican peso to U.S. dollar exchange rate; mining rates, grades, recoveries and throughput; availability and cost of labour, reagents, energy, equipment and capital; contractor performance; permitting and regulatory approvals; geotechnical, metallurgical and geological conditions; the accuracy of mineral resource and mineral reserve estimates and technical report assumptions; the timing and success of development and exploration programs; the ability to obtain and maintain required approvals for a U.S. exchange listing; market conditions and Board approvals for dividends and share repurchases; availability of financing and liquidity; and general economic, political, regulatory and market conditions; Forward-Looking Information is also based on the assumptions and risks discussed in this MD&A, the AIF, the annual MD&A, and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect, including without limitation, that there will be no material adverse change affecting Torex or its properties and that political and legal developments will be consistent with current expectations. Although the Company believes that the assumptions and expectations reflected in such Forward-Looking Information are reasonable, undue reliance should not be placed on Forward-Looking Information because the Company can give no assurance that such expectations will prove to be correct. The Forward-Looking Information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes. The Company does not undertake to update any Forward-Looking Information, except in accordance with applicable securities laws. The Los Reyes PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the results, assumptions or conclusions of the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

November 3, 2026

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